Exhibit 99.1

Execution Copy

PENN WEST PETROLEUM LTD.

U.S.$480,000,000

Cdn. $30,000,000

6.12% U.S.$152,500,000 Series E Senior Guaranteed Notes due May 29, 2016

6.30% U.S.$278,000,000 Series F Senior Guaranteed Notes due May 29, 2018

6.40% U.S.$49,500,000 Series G Senior Guaranteed Notes due May 29, 2020

6.16% Cdn. $30,000,000 Series H Senior Guaranteed Notes due May 29, 2018

NOTE PURCHASE AGREEMENT

Dated May 29, 2008

i

	5.16.	Foreign Assets Control Regulations, Etc.	15
	5.17.	Status under Certain Statutes	15
	5.18.	Environmental Matters	15
	5.19.	Ranking of Obligations	16
	5.20.	Payment Documents	16

6.	REPRESENTATIONS OF THE PURCHASERS		16

	6.1.	Purchase for Investment	16
	6.2.	Source of Funds	18

7.	INFORMATION AS TO THE TRUST AND SUBSIDIARIES		20

	7.1.	Financial and Business Information	20
	7.2.	Officer’s Certificate	22
	7.3.	Visitation	23
	7.4.	Limitation on Disclosure Obligation	23

8.	PAYMENT AND PREPAYMENT OF THE NOTES		24

	8.1.	Maturity	24
	8.2.	Optional Prepayments with Make-Whole Amount	24
	8.3.	Prepayment for Tax Reasons Without Make-Whole	26
	8.4.	Allocation of Partial Prepayments	27
	8.5.	Maturity; Surrender, Etc.	28
	8.6.	Purchase of Notes	28
	8.7.	Make-Whole Amount	28
	8.8.	Prepayment Offer Without Make-Whole on Change in Control	31

9.	AFFIRMATIVE COVENANTS		34

	9.1.	Compliance with Law	34
	9.2.	Insurance	34
	9.3.	Maintenance of Properties	34
	9.4.	Payment of Taxes and Claims	34
	9.5.	Legal Existence, Etc.	35
	9.6.	Books and Records	35
	9.7.	Priority of Obligations	35
	9.8.	Securities Filings	36
	9.9.	Designation of Restricted Subsidiaries	36
	9.10.	Subsidiary Guarantees	37
	9.11.	Subordination Agreements	38
	9.12.	Subordination of Intercompany Obligations	38
	9.13.	Matching Bank Facility Liens	39
	9.14.	Partnership	39
	9.15.	Ownership of the Company and Restricted Subsidiaries	39

10.	NEGATIVE COVENANTS		39

	10.1.	Transactions with Affiliates	39
	10.2.	Merger, Consolidation, Etc.	40
	10.3.	Terrorism Sanctions Regulations	40
	10.4.	Liens	41
	10.5.	Consolidated Total Debt to Consolidated Total Capitalization	41
	10.6.	Consolidated Total Debt to Consolidated EBITDA	41
	10.7.	Priority Debt	41
	10.8.	Restricted Subsidiary Ownership of Assets	41
	10.9.	Line of Business	41
	10.10.	Limitation on Distributions	42
	10.11.	Sale of Assets	42
	10.12.	Restricted Amendments	43

11.	EVENTS OF DEFAULT		43

12.	REMEDIES ON DEFAULT, ETC.		46

	12.1.	Acceleration	46
	12.2.	Other Remedies	46
	12.3.	Rescission	47
	12.4.	No Waivers or Election of Remedies, Expenses, Etc.	47

13.	TAX INDEMNIFICATION		47

14.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES		51

	14.1.	Registration of Notes	51
	14.2.	Transfer and Exchange of Notes	51
	14.3.	Replacement of Notes	51

15.	PAYMENTS ON NOTES		52

	15.1.	Place of Payment	52
	15.2.	Home Office Payment	52

16.	EXPENSES, ETC.		53

	16.1.	Transaction Expenses	53
	16.2.	Certain Taxes	53
	16.3.	Survival	53

17.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT		54

18.	AMENDMENT AND WAIVER		54

	18.1.	Requirements	54
	18.2.	Solicitation of Holders of Notes	54
	18.3.	Binding Effect, Etc.	55

	18.4.	Notes Held by Company, Etc.	55

19.	NOTICES; ENGLISH LANGUAGE		55

20.	REPRODUCTION OF DOCUMENTS		56

21.	CONFIDENTIAL INFORMATION		56

22.	SUBSTITUTION OF PURCHASER		57

23.	MISCELLANEOUS		58

	23.1.	Successors and Assigns	58
	23.2.	Payments Due on Non-Business Days	59
	23.3.	Accounting Terms	59
	23.4.	Severability	59
	23.5.	Construction, Etc.	59
	23.6.	Counterparts	60
	23.7.	Governing Law	60
	23.8.	Jurisdiction and Process; Waiver of Jury Trial	60
	23.9.	Obligation to Make Payment in Dollars	60
	23.10.	Interest	61

Schedules and Exhibits

SCHEDULE A	—	INFORMATION RELATING TO PURCHASERS

SCHEDULE B	—	DEFINED TERMS

EXHIBIT 1E	—	Form of 6.12% Series E Senior Guaranteed Note due May 29, 2016

EXHIBIT 1F	—	Form of 6.30% Series F Senior Guaranteed Note due May 29, 2018

EXHIBIT 1G	—	Form of 6.40% Series G Senior Guaranteed Note due May 29, 2020

EXHIBIT 1H	—	Form of 6.16% Series H Senior Guaranteed Note due May 29, 2018

EXHIBIT 4.5(a)(i)	—	Form of Opinion of U.S. Special Counsel for the Company

EXHIBIT 4.5(a)(ii)	—	Form of Opinion of Canadian Counsel for the Company

EXHIBIT 4.5(b)	—	Form of Opinion of Special Counsel for the Purchasers

EXHIBIT 9.9	—	Form of Notice of Designation

SCHEDULE 5.3	—	Disclosure Materials

SCHEDULE 5.4	—	Subsidiaries of the Trust and Ownership of Subsidiaries

SCHEDULE 5.5	—	Financial Statements

SCHEDULE 5.15	—	Existing Indebtedness and Liens

v

PENN WEST PETROLEUM LTD.

SUITE 2200, 425 - 1ST STREET S.W.

CALGARY, ALBERTA

T2P 3L8

6.12% U.S.$152,500,000 Series E Senior Guaranteed Notes due May 29, 2016

6.30% U.S.$278,000,000 Series F Senior Guaranteed Notes due May 29, 2018

6.40% U.S.$49,500,000 Series G Senior Guaranteed Notes due May 29, 2020

6.16% Cdn. $30,000,000 Series H Senior Guaranteed Notes due May 29, 2018

May 29, 2008

To Each of the Purchasers Listed in

Schedule A Hereto:

Ladies and Gentlemen:

Penn West Petroleum Ltd., an Alberta corporation (the “Company”), agrees with each of the purchasers whose names appear at the end hereof (each a “Purchaser” and collectively the “Purchasers”) as follows:

1.             AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale of U.S.$152,500,000 aggregate principal amount of its 6.12% Series E Senior Guaranteed Notes due May 29, 2016 (the “Series E Notes”), U.S. $278,000,000 aggregate principal amount of its 6.30% Series F Senior Guaranteed Notes due May 29, 2018 (the “Series F Notes”), U.S. $49,500,000 aggregate principal amount of its 6.40% Series G Senior Guaranteed Notes due May 29, 2020 (the “Series G Notes”) and Cdn.$ $30,000,000 aggregate principal amount of its 6.16% Series H Senior Guaranteed Notes due May 29, 2018 (the “Series H Notes”). The Series E Notes issued on Closing shall be substantially in the form set out in Exhibit 1E, the Series F Notes issued on Closing shall be substantially in the form set out in Exhibit 1F, the Series G Notes issued on Closing shall be substantially in the form set out in Exhibit 1G and the Series H Notes issued on Closing shall be substantially in the form set out in Exhibit 1H.

The Series E Notes, Series F Notes, Series G Notes and the Series H Notes are collectively referred to herein as the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 14.  The Series E Notes, the Series F Notes,  the Series G Notes and the Series H Notes are each herein sometimes referred to as Notes of a “series”.

Certain capitalized and other terms used in this Agreement are defined in Schedule B; and references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

2.             SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount and of the series specified opposite such Purchaser’s name in Schedule A at the purchase price of 100% of the principal amount thereof.  The Purchasers’ obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

3.             CLOSING.

The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Macleod Dixon LLP, 3700, 400 - 3rd Avenue S.W. at 8:00 A.M., Calgary, Alberta time, at a closing (the “Closing”) on May 29, 2008.  At the Closing the Company will deliver to each Purchaser the Notes of the series to be purchased by such Purchaser in the form of a single Note of such series (or such greater number of Notes in denominations of at least U.S. $150,000 or Cdn. $150,000, as applicable, as such Purchaser may request) dated the date of the Closing and registered in such Purchaser’s name (or in the name of its nominee), against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company:

(a)	in the case of the Series E, F and G Notes (being U.S. Dollars):

Remit to:	Bank of America
US Intermediary: BOFAUS3N
ABA No.: 026009593
SWIFT CODE: CIBCCATT

BBK [4100]:	//CC001000009
Canadian Imperial Bank of Commerce
309 - 8th Ave S.W.
Calgary, Alberta, Canada T2P 2P2

BNF [4200]:	/02-95019
Penn West Petroleum Ltd.
2200, 425- 1st Street SW
Calgary, Alberta, Canada T2P 3L8

(b)	in the case of the Series H Notes (being Canadian Dollars):

BBK [4100]:	//CC001000009
Canadian Imperial Bank of Commerce
309 - 8th Ave S.W.
Calgary, Alberta, Canada T2P 2P2

BNF [4200]:	/7306113
Penn West Petroleum Ltd.
2200, 425- 1st Street SW
Calgary, Alberta, Canada T2P 3L8

If at the Closing the Company shall fail to tender such Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser’s satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

4.             CONDITIONS TO CLOSING.

Each Purchaser’s obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser’s satisfaction, prior to or at the Closing, of the following conditions:

4.1.         Representations and Warranties.

The representations and warranties of the Company, the Trust and each Restricted Subsidiary in each Financing Agreement to which it is a party shall be correct when made and at the time of the Closing.

4.2.         Guarantees and Subordination Agreements.

(a)           The Trust shall have executed and delivered to such Purchaser the Trust Guarantee.

(b)           Each of the following Subsidiaries of the Trust shall have executed and delivered to such Purchaser the Subsidiary Guarantee:

(i)            Trocana;

(ii)           the Partnership;

(iii)          PVT;

(iv)          PET;

(v)           CCT;

(vi)          Canetic LP;

(vii)         CST;

(viii)        Titan Canada;

(ix)           990009;

(x)            1075264; and

(xi)           1167639; and

(c)           The Trust, the Company and each of the Restricted Subsidiaries that has provided a Subordination Agreement as a subordinated creditor under the Bank Facility, and the Company and each of the Restricted Subsidiaries that has provided a Subordination Agreement as a debtor under the Bank Facility, shall have executed and delivered to such Purchaser the Subordination Agreement as “Subordinated Creditor” and as “Debtor”, respectively, thereunder.  As of the date hereof, the Restricted Subsidiaries that have provided Subordination Agreements under the Bank Facility are the TroCana, the Partnership, PVT, PET, CCT, Canetic LP, CST, Titan Canada, 990009, 1075264 and 1167639.

(d)           The trustee under each Canetic Debenture Indenture and each Vault Debenture Indenture shall have executed and delivered to such Purchaser a confirmation of subordination agreement in favour of such Purchaser in respect of the Canetic Convertible Debentures and the Vault Convertible Debentures.

4.3.         Performance; No Default.

The Company, the Trust and each Restricted Subsidiary shall have performed and complied with all agreements and conditions contained in the Financing Agreements required to be performed or complied with by it prior to or at the Closing and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14) no Default or Event of Default shall have occurred and be continuing.  None of the Company, the Trust or any Subsidiary shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Sections 10.1, 10.10 or 10.11 had such Sections applied since such date.

4.4.         Compliance Certificates.

(a)           Company Officer’s Certificate.  The Company shall have delivered to such Purchaser an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.3 and 4.10 have been fulfilled.

(b)           Other Officers’ Certificate.  The Company shall have delivered to such Purchaser a certificate of (i) an officer of the Company, dated the date of the Closing, certifying as to the resolutions attached thereto and other corporate proceedings relating to its authorization, execution and delivery of the Financing Agreements, and (ii) an officer of the Trust and an officer of each Restricted Subsidiary, dated the date of the Closing, certifying as to the resolutions attached thereto and other corporate proceedings relating to its authorization, execution and delivery of the Financing Agreements, as applicable.

4.5.         Opinions of Counsel.

Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing (a) from Dorsey & Whitney LLP, U.S. special counsel for the Company, and Burnet, Duckworth & Palmer LLP, Canadian counsel for the Company, substantially in the respective forms set forth in Exhibits 4.5(a)(i) and 4.5(a)(ii) and covering such other matters incident to the transactions contemplated hereby as such Purchaser or its counsel may reasonably request (and the Company hereby instructs its counsel to deliver such opinions to the Purchasers) and (b) from Macleod Dixon LLP, the Purchasers’ special counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.5(b) and covering such other matters incident to such transactions as such Purchaser may reasonably request.

4.6.         Purchase Permitted By Applicable Law, Etc.

On the date of the Closing such Purchaser’s purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable Laws or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable Laws or regulation, which law or regulation was not in effect on the date hereof.  If requested by such Purchaser, such Purchaser shall have received an Officer’s Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

4.7.         Sale of Other Notes.

Contemporaneously with the Closing the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing as specified in Schedule A.

4.8.         Payment of Special Counsel Fees.

Without limiting the provisions of Section 16.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of the Purchasers’ special counsel referred to in Section 4.5 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

4.9.         Private Placement Number.

A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for each series of Notes.

4.10.       Changes in Corporate Structure.

None of the Company, the Trust or any Restricted Subsidiary shall have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any amalgamation, merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.11.       Organizational Documents; Bank Agreements; Etc.

The documents establishing the Trust, the Partnership, PET, PVT, CCT, Canetic LP, CST and Titan Canada and the documents relating to the Bank Facility, the Note Agreement (2007) and the Payment Documents shall be satisfactory to such Purchaser acting reasonably, and such Purchaser shall have received all such certified copies of such documents as it may reasonably request.

4.12.       Funding Instructions.

At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including (a) the name and address of the transferee bank, (b) such transferee bank’s ABA number and (c) the account name and number into which the purchase price for the Notes is to be deposited.

4.13.       Proceedings and Documents.

All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser acting reasonably, and such Purchaser shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

5.             REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each Purchaser that:

5.1.         Organization; Power and Authority of the Company and the Trust.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the laws of Alberta, and is duly qualified as a foreign corporation and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Financing Agreements executed by it and to perform the provisions hereof and thereof.

(b)           The Trust is a trust duly created and validly existing under the laws of Alberta pursuant to the Trust Indenture, and is duly qualified as a trust and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Trust has the trust power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Financing Agreements executed by it or on its behalf and to perform the provisions thereof.

5.2.         Authorization, Etc.

(a)           The Financing Agreements to which the Company is a party have been duly authorized by all necessary corporate action, and constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)           The Financing Agreements to which the Trust is a party have been duly authorized by all necessary trust action, and constitute a legal, valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  The Company is the duly appointed administrator of the Trust, and pursuant to the Trust Indenture and the Administration Agreement is duly authorized to execute and deliver contracts and agreements on behalf of the Trust, including the Financing Agreements to which the Trust is a party.

(c)           The Financing Agreements to which each of Trocana, 990009, 1075264 and 1167639, as applicable, is a party have been duly authorized by all necessary corporate action, and constitute a legal, valid and binding obligation of each, as applicable, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)           The Financing Agreements to which each of the Partnership, Canetic LP and Titan Canada, as applicable, is a party have been duly authorized by all necessary partnership action, and constitute a legal, valid and binding obligation of each, as applicable, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).   Pursuant to the Partnership Agreement, the Company, as the managing partner of the

Partnership, is duly authorized to execute and deliver contracts and agreements on behalf of the Partnership, including the Financing Agreements to which it is a party. Pursuant to the Canetic ABC Partnership Agreement, the Company, as the general partner of the Canetic ABC Partnership, is duly authorized to execute and deliver contracts and agreements on behalf of the Canetic ABC Partnership, including the Financing Agreements to which it is a party. Pursuant to the Titan Canada Partnership Agreement, the Company, as the managing partner of the Titan Canada Partnership, is duly authorized to execute and deliver contracts and agreements on behalf of the Titan Canada Partnership, including the Financing Agreements to which it is a party.

(e)           The Financing Agreements to which each of PET, PVT, CCT and CST, as applicable, is a party have been duly authorized by all necessary trust action, and constitute a legal, valid and binding obligation of each, as applicable, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  The Company is the duly appointed trustee of each of PET, PVT, CCT and CST, and (A) pursuant to the PET Trust Indenture is duly authorized to execute and deliver contracts and agreements on behalf of PET, including the Financing Agreements to which PET is a party, (B) pursuant to the PVT Trust Indenture is duly authorized to execute and deliver contracts and agreements on behalf of PET, including the Financing Agreements to which PVT is a party,  (C) pursuant to the CCT Trust Indenture is duly authorized to execute and deliver contracts and agreements on behalf of CCT, including the Financing Agreements to which CCT is a party, and (D) pursuant to the CST Trust Indenture is duly authorized to execute and deliver contracts and agreements on behalf of CST, including the Financing Agreements to which CST is a party.

5.3.         Disclosure.

The Company, through its agent, Citigroup Global Markets Inc., has delivered to each Purchaser a copy of a Private Placement Memorandum, dated April, 2008 (the “Memorandum”), relating to the transactions contemplated hereby.  The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company, the Trust and its Subsidiaries.  This Agreement, the Memorandum (but excluding any forecasts or projections included therein) and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Company in connection with the transactions contemplated hereby and identified in Schedule 5.3, and the financial statements listed in Schedule 5.5 (this Agreement, the Memorandum and such documents, certificates or other writings and financial statements delivered to each Purchaser prior to May 20, 2008 being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  In the case of any forecasts or projections included in the Memorandum, all such forecasts and projections were prepared in good faith based on assumptions considered reasonable by the Company at the time of delivery of the Memorandum.  Except as disclosed in the Disclosure Documents and except for changes in general economic conditions, since December 31, 2007 there has been no change in the financial condition, operations, business, properties or prospects of the Company, the Trust or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.  There is no fact known to the Company, the Trust or any Subsidiary that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

5.4.         Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a)           Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Trust’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Trust and each Subsidiary, and (ii) of the Trust’s Affiliates, other than Subsidiaries.

(b)           All of the outstanding shares of capital stock or similar equity interests of each Restricted Subsidiary shown in Schedule 5.4 as being owned by the Trust and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Trust or its Restricted Subsidiaries free and clear of any Lien.

(c)           Each Restricted Subsidiary identified in Schedule 5.4 is a corporation, trust, partnership or other legal entity duly created or organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, foreign trust, foreign partnership or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d)           No Subsidiary of the Trust is a party to, or otherwise subject to any legal, regulatory, contractual or other restriction (other than this Agreement, the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Trust or its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

5.5.         Financial Statements; Material Liabilities.

The Company has delivered to each Purchaser copies of the financial statements of the Trust and its Subsidiaries listed on Schedule 5.5.  All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Trust and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).   The Trust and its Subsidiaries do not have any Material liabilities that are not disclosed on such financial statements or otherwise disclosed in the Disclosure Documents.

5.6.         Compliance with Laws, Other Instruments, Etc.

The execution, delivery and performance by the Company, the Trust and its Restricted Subsidiaries of the Financing Agreements to which each is a party will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company, the Trust or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association, regulations or by-laws, or any other agreement or instrument to which the Company, the Trust or any Subsidiary is bound or by which the Company, the Trust or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company, the Trust or any Restricted Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company, the Trust or any Subsidiary.

5.7.         Governmental Authorizations, Etc.

No consent, approval or authorization of, or (subject to Section 9.8) registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company, the Trust and its Restricted Subsidiaries of the Financing Agreements to which each is a party including, without limitation, any thereof required in connection with the obtaining of Dollars to make payments under any such Financing Agreement and the payment of such Dollars to Persons resident in the United States of America.  It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Alberta of the Financing Agreements that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8.         Litigation; Observance of Agreements, Statutes and Orders.

(a)           There are no actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, the Trust and its Restricted Subsidiaries, threatened against or affecting the Company, the Trust or any Restricted Subsidiary or any property of the Company, the Trust or any Restricted Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b)           None of the Company, the Trust or any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable Laws, ordinance, rule or regulation (including, without limitation, Environmental Laws or the USA Patriot Act) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9.                            Taxes.

(a)           The Company, the Trust and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company, the Trust or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP.  None of the Company, the Trust or any Subsidiary knows of any basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect.  The charges, accruals and reserves on the books of the Company, the Trust and its Subsidiaries in respect of federal, provincial or other taxes for all fiscal periods are adequate.

(b)           As of the date of the Closing, the Company, the Trust and each Subsidiary Guarantor is permitted to make all payments of interest on, or in respect of, the principal amount of the Notes and interest on such interest, Series E Make-Whole Amount, Series F Make-Whole Amount, Series G Make-Whole Amount, or Series H Make-Whole Amount, if applicable, and interest thereon, and the principal amount of the Notes (in each case, a “Payment”) to a holder free and clear of and without deduction for or on account of any Taxes imposed by Canada, Alberta or any other applicable Governmental Authority in any jurisdiction in which the Company, the Trust or such Subsidiary Guarantor carries on business or from which Payments are made, or by any taxing authority thereof (collectively, “Imposed Taxes”), and any such amounts as are owing or payable or which become owing or payable by and are paid to a holder will not presently be subject to any Imposed Taxes imposed, levied, assessed or collected by Canada, Alberta or any other such applicable Governmental Authority, provided in both cases that as of the time of such Payment:

(i)            such holder does not use the Notes in, or hold the Notes in the course of, carrying on business in Canada, and is not deemed to use the Notes in connection with a business carried on in Canada for the purposes of the Tax Act, and if such holder carries on an insurance business in Canada and elsewhere, it establishes that the debt evidenced by the Note is neither “designated insurance property” (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)), as amended or substituted from time to time, nor effectively connected with the insurance business it carries on in Canada, and

(ii)           the holder deals at arm’s length with the Company for the purposes of the Tax Act.

5.10.                     Title to Property; Leases.

Except for defects in title that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, the Company, the Trust and its Restricted Subsidiaries have good title to their respective properties, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company, the Trust or any Restricted Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement.  All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11.                     Licenses, Permits, Etc.

(a)           The Company, the Trust and its Restricted Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b)           To the best knowledge of the Company, the Trust and its Restricted Subsidiaries, no product of the Company, the Trust or its Restricted Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c)           To the best knowledge of the Company, the Trust and its Restricted Subsidiaries, there is no Material violation by any Person of any right of the Company, the Trust or its Restricted Subsidiaries with respect to any patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by the Company, the Trust or its Subsidiaries.

5.12.                     Compliance with ERISA; Non-U.S. Plans.

(a)           To the extent applicable, the Company, the Trust and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable Laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect.  None of the Company, the Trust or any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company, the Trust or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company, the Trust or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b)           To the extent applicable, the present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than U.S.$5,000,000 in the case of any single Plan and by more than U.S.$10,000,000 in the aggregate for all Plans.  The present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Plan that is funded, determined as of the end of the Trust’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not exceed the current value of the assets of such Non-U.S. Plan allocable to such benefit liabilities by more than U.S.$5,000,000.  The term “benefit liabilities” has the meaning specified in section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in section 3 of ERISA.

(c)           To the extent applicable, the Company, the Trust and its ERISA Affiliates have not incurred (i) withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material or (ii) any obligation in connection with the termination of or withdrawal from any Non-U.S. Plan.

(d)           To the extent applicable, the expected post-retirement benefit obligation (determined as of the last day of the Trust’s most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company, the Trust and its Subsidiaries is not Material.

(e)           The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code.  The representation by the Company to each Purchaser in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of such Purchaser’s representation in Section 6.2 as to the sources of the funds used to pay the purchase price of the Notes to be purchased by such Purchaser.

(f)            All Non-U.S. Plans have been established, operated, administered and maintained in compliance with all laws, regulations and orders applicable thereto, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect.  All premiums, contributions and any other amounts required by applicable Non-U.S. Plan documents or applicable Laws to be paid or accrued by the Company, the Trust and its Subsidiaries have been paid or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect.

5.13.                     Private Offering by the Company.

(a)           Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and other Institutional Investors totaling in aggregate not more than 75 Institutional Investors, each of which has been offered the Notes at a private sale for investment.  Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

(b)           In the case of each offer or sale of the Notes, no form of general solicitation or general advertising was used by the Company nor anyone acting on its behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(c)           No securities similar to the Notes have been issued and sold by the Company nor anyone acting on its behalf within the six-month period immediately prior to the date hereof.

5.14.                     Use of Proceeds; Margin Regulations.

The Company will apply the proceeds of the sale of the Notes to repay outstanding indebtedness under the Bank Facility (but not, unless the Company otherwise determines, permanently reduce the amounts available thereunder), and for general corporate purposes.  No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).  Margin stock does not constitute any of the value of the consolidated assets of the Company, the Trust and its Subsidiaries and the Company does not have any present intention that margin stock will constitute any of the value of such assets.  As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

5.15.                     Existing Indebtedness; Future Liens.

(a)           Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company, the Trust and its Subsidiaries which forms part of Consolidated Total Debt as of May 26, 2008 (including a description of the obligors and obligees, principal amount outstanding and collateral therefor, if any, and Guarantee thereof, if any), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of such Indebtedness of the Company, the Trust or its Subsidiaries.  None of the Company, the Trust or any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company, the Trust or such Subsidiary which forms part of Consolidated Total Debt and no event or condition exists with respect to any such Indebtedness of the Company, the Trust or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)           Except as disclosed in Schedule 5.15, none of the Company, the Trust or any Restricted Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.4.

(c)           None of the Company, the Trust or any Restricted Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company, the Trust or such Restricted Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of the Company, the Trust or any Restricted Subsidiary except as specifically indicated in Schedule 5.15.

(d)           The obligations of the issuers of the Canetic Convertible Indentures and the Vault Convertible Debentures have been assumed by, and form obligations only of, the Trust.

5.16.                     Foreign Assets Control Regulations, Etc.

(a)           None of the Company, the Trust nor any of its Affiliates (i) engages in any dealings or transactions with the government of, or any Person located in, any country, or with any other Person, or (ii) is a Person, in each case, targeted by any of the economic sanctions of the United States administered by the United States Treasury Department’s Office of Foreign Assets Control or described or designated in Section 1 of the Anti-Terrorism Order; the Trust and the Company are not controlled (within the meaning of the regulations promulgating such sanctions or the laws authorizing such promulgation) by any such government or Person; and the proceeds from the Notes will not be used to fund any operations in, finance any investments or activities in or make any payments to, any country, or to make any payments to any Person, targeted by any of such sanctions.

(b)           The Company, the Trust and its Subsidiaries are in compliance, in all material respects, with the USA Patriot Act to the extent it is applicable to them.

(c)           No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, assuming in all cases that such Act applies to the Company.

5.17.                     Status under Certain Statutes.

None of the Company, the Trust or any Subsidiary is subject to regulation under the United States Investment Company Act of 1940, as amended, the United States ICC Termination Act of 1995, as amended, or the United States Federal Power Act, as amended.

5.18.                     Environmental Matters.

(a)           None of the Company, the Trust or any Restricted Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company, the Trust or its Restricted Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(b)           None of the Company, the Trust or any Restricted Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(c)           None of the Company, the Trust or any Restricted Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(d)           All buildings on all real properties now owned, leased or operated by the Company, the Trust or any Restricted Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19.       Ranking of Obligations.

The Company’s payment obligations under this Agreement and the Notes will, upon issuance of the Notes, rank pari passu, without preference or priority, with its obligations under the Bank Facility and the Note Agreement (2007), and with all other unsecured and unsubordinated Indebtedness of the Company.  The Trust’s payment obligations under the Trust Guarantee will, upon issuance thereof, rank pari passu, without preference or priority, with its obligations as a guarantor in respect of the Bank Facility and the Note Agreement (2007) and with all other unsecured and unsubordinated Indebtedness of the Trust.  Each Subsidiary Guarantor’s payment obligations under its Subsidiary Guarantee will, upon issuance thereof, rank pari passu, without preference or priority, with its obligations in respect of the Bank Facility and the Note Agreement (2007) and with all other unsecured and unsubordinated Indebtedness of such Subsidiary Guarantor.

5.20.       Payment Documents.

The Payment Documents that are Material are the following:

(a)           the Material Contracts; and

(b)           in the case of corporations, their governing constating documents which provide for the declaration of dividends to their shareholders on account of shares.

6.             REPRESENTATIONS OF THE PURCHASERS.

6.1.         Purchase for Investment.

Each Purchaser severally represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds, for investment purposes, and not with a view to the distribution thereof, provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control.  Each Purchaser understands that the Notes have not been registered under the Securities Act and that the distribution of the Notes has not been qualified by a prospectus under Canadian federal or provincial securities laws and may be transferred or resold (including by pledge or hypothecation) only if registered pursuant to the provisions of the Securities Act and a valid qualification under applicable state or provincial securities or “blue sky” laws, or if an exemption from registration or qualification is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be transferred or resold (including by pledge or hypothecation) in Canada only in compliance with applicable Canadian federal and provincial securities laws, and that the Company is not required to register the Notes or qualify their distribution in the United States or Canada. Such Purchaser is knowledgeable, sophisticated and experienced in business and financial matters; it has previously invested in securities similar to the Notes (but issued by other Persons); and it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is able to bear the economic risk of its investment in the Notes and is presently able to afford the complete loss of such investment; it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is a resident of Canada, was offered the Notes in Canada and executed this Agreement in Canada, or is an Institutional Accredited Investor; and it acknowledges it has been afforded sufficient access to information about the Trust and its Subsidiaries and their financial condition and business sufficient to enable it to evaluate its investment in the Notes.

If such Purchaser is a resident of Canada:

(a)           it is purchasing the Notes as principal or for accounts on behalf of which its purchase is deemed to be as principal under applicable securities legislation, and it is an “accredited investor” as such term is defined in National Instrument 45-106;

(b)           it acknowledges that the sale and delivery of the Notes to such Purchaser and (if applicable) to any purchaser on whose behalf such Purchaser is contracting hereunder, is conditional upon such sale being exempt from the prospectus and dealer registration requirements under applicable securities laws in the province of Canada in which such Purchaser is resident;

(c)           it acknowledges that the Notes are subject to re-sale restrictions under applicable securities laws, and it has been advised to consult its own legal advisors with respect to applicable re-sale restrictions; and

(d)           it will comply with all relevant securities legislation concerning any re-sale of the Notes.

The Purchasers acknowledge that the Notes shall bear a legend substantially in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE

SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.  UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) MAY 29, 2008, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

Each of the Purchasers and each subsequent holder of any Note, by its acceptance thereof, agrees that no transfer or sale (including by pledge or hypothecation) of Notes by any holder of Notes which is otherwise permitted hereunder, other than a transfer or sale to the Company, shall be effective, unless such transfer or sale is made:

(i)            pursuant to an effective registration statement under the Securities Act and a valid qualification under applicable state or provincial securities or “blue sky” laws; or

(ii)           without such registration as a result of the availability of an exemption therefrom.

6.2.         Source of Funds.

Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by such Purchaser to pay the purchase price of the Notes to be purchased by it hereunder:

(a)           the Source is an “insurance company general account” (as the term is defined in the United States Department of Labor’s Prohibited Transaction Exemption (“PTE”) 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (the “NAIC Annual Statement”)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser’s state of domicile; or

(b)           the Source is a separate account that is maintained solely in connection with such Purchaser’s fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c)           the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d)           the Source constitutes assets of an “investment fund” (within the meaning of Part V of the QPAM Exemption) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part V of the QPAM Exemption), no employee benefit plan’s assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, as of the last day of its most recent calendar quarter, the QPAM does not own a 10% or more interest in the Company and no Person controlling or controlled by the QPAM (applying the definition of “control” in Section V(e) of the QPAM Exemption) owns a 20% or more interest in the Company (or less than 20% but greater than 10%, if such person exercises control over the management or policies of the Company by reason of its ownership interest) and (i) the identity of such QPAM and (ii) the names of all employee benefit plans each of whose interests in such investment fund when combined with the investment in the investment fund of other plans maintained by the same employer or employee organization exceed 10% of the assets of the investment fund, have been disclosed to the Company in writing pursuant to this clause (d); or

(e)           the Source constitutes assets of a “plan(s)” (within the meaning of Section IV of PTE 96-23 (the “INHAM Exemption”)) managed by an “in-house asset manager” or “INHAM” (within the meaning of Part IV of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of “control” in Section IV(d) of the INHAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)            the Source is a governmental plan; or

(g)           the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)           the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms “employee benefit plan,” “governmental plan,” and “separate account” shall have the respective meanings assigned to such terms in section 3 of ERISA.

7.             INFORMATION AS TO THE TRUST AND SUBSIDIARIES.

7.1.         Financial and Business Information.

The Company shall deliver to each holder of Notes that is an Institutional Investor (and for purposes of this Agreement the information required by this Section 7.1 shall be deemed delivered on the date of delivery of such information in the English language or the date of delivery of an English translation thereof):

(a)           Interim Statements — promptly after the same are available and in any event within 60 days after the end of each quarterly fiscal period in each fiscal year of the Trust (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of:

(i)            a consolidated balance sheet of the Trust and its Subsidiaries as at the end of such period, and

(ii)           consolidated statements of income and retained earnings, and of cash flows, of the Trust and its Subsidiaries, for such period and for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding period in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Trust and its Subsidiaries and their results of operations and cash flows, subject to changes resulting from year-end adjustments provided that the Company shall be deemed to have made such delivery of such financial information if it shall have timely made such financial information available on “SEDAR” (at the date of this Agreement located on the worldwide web at: http//www.sedar.com) and on its home page on the worldwide web (at the date of this Agreement located at:  http//www.pennwest.com) and shall have given each Purchaser prior notice (in accordance with the requirements of Section 19) of such availability on SEDAR and on its home page specifically in connection with each delivery (such availability and notice thereof being referred to as “Electronic Delivery”) and such certification is in accordance with Multilateral Instrument 52-109 (Certification of Issuers’ Annual and Interim Filings as adopted by the Canadian Securities Administrator);

(b)           Annual Statements — promptly after the same are available and in any event within 120 days after the end of each fiscal year of the Trust, duplicate copies of:

(i)            a consolidated balance sheet of the Trust and its Subsidiaries as at the end of such year, and

(ii)           consolidated statements of income and retained earnings, and of cash flows, of the Trust and its Subsidiaries for such year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon of independent public accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the consolidated financial position of the Trust and its Subsidiaries and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances  (provided that the Company may make any delivery under clauses (i) or (ii) by Electronic Delivery);

(c)           Alberta Securities Commission and Other Reports — promptly upon their becoming available, one copy of (i) each financial statement, report, circular, notice or proxy statement or similar document sent by the Trust or any Subsidiary to its principal lending banks as a whole (excluding information sent to such banks in the ordinary course of administration of a bank facility, such as information relating to pricing, borrowing availability, extensions and waivers and amendments) or to its public securities holders generally, and (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Trust or any Subsidiary with any securities regulatory authority or securities exchange, including the Alberta Securities Commission or the U.S. Securities and Exchange Commission or any similar Governmental Authority or securities exchange and of all press releases and other statements made available generally by the Trust or any Subsidiary to the public concerning developments that are Material (provided that the Company may make any delivery under clauses (i) or (ii) by Electronic Delivery);

(d)           Notice of Default or Event of Default — promptly and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company, the Trust or any Restricted Subsidiary is taking or proposes to take with respect thereto;

(e)           Employee Benefit Matters — promptly and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company, the Trust or an ERISA Affiliate proposes to take with respect thereto:

(i)            with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii)           the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company, the Trust or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii)          any event, transaction or condition that could result in the incurrence of any liability by the Company, the Trust or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company, the Trust or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect; or

(iv)          receipt of notice of the imposition of a Material financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans;

(f)            Notices from Governmental Authority — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company, the Trust or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect; and

(g)           Requested Information — with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company, the Trust or its Restricted Subsidiaries or relating to their ability to perform their respective obligations under any Financing Agreement as from time to time may be reasonably requested by any such holder of Notes that is an Institutional Investor, including information readily available to the Company, the Trust or any Restricted Subsidiary explaining the Trust’s financial statements if such information has been requested by the SVO in order to assign or maintain a designation of the Notes.

7.2.         Officer’s Certificate.

Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer setting forth (which, in the case of Electronic Delivery of any such financial statements, shall be by separate and reasonably concurrent delivery of such certificate to each holder of Notes):

(a)           Covenant Compliance — the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.5, 10.6, 10.7 and 10.8 during the interim or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b)           Event of Default — a statement that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company, the Trust and its Subsidiaries from the beginning of the interim or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Company, the Trust or any Restricted Subsidiary shall have taken or proposes to take with respect thereto.

7.3.         Visitation.

The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a)           No Default — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company, the Trust and its Restricted Subsidiaries with the Company’s or the Trust’s officers/management, and (with the consent of the Company, which consent will not be unreasonably withheld) the Trust’s independent public accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company, the Trust and its Restricted Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)           Default — if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company, the Trust and its Restricted Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company, on its own behalf and on behalf of the Trust and its Restricted Subsidiaries, authorizes said accountants to discuss the affairs, finances and accounts of the Company, the Trust and its Restricted Subsidiaries), all at such times and as often as may be requested in writing.

7.4.         Limitation on Disclosure Obligation.

The Company shall not be required to disclose the following information pursuant to Section 7.1(c), 7.1(g) or 7.3:

(a)           information that the Company determines after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 21, it would be prohibited from disclosing by applicable Laws or regulations without making public disclosure thereof; or

(b)           information that, notwithstanding the confidentiality requirements of Section 21, the Company is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon the Company and not entered into in contemplation of this clause (b), provided that the Company shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information and provided further that the Company has received a written opinion of counsel confirming that disclosure of such information without consent from such other contractual party would constitute a breach of such agreement.

Promptly after a request therefor from any holder of Notes that is an Institutional Investor, the Company will provide such holder with a written opinion of counsel (which may be addressed to the Company) relied upon as to any requested information that the Company is prohibited from disclosing to such holder under circumstances described in this Section 7.4.

8.             PAYMENT AND PREPAYMENT OF THE NOTES.

8.1.         Maturity.

As provided therein, the entire unpaid principal balance of the Notes shall be due and payable on the stated maturity date thereof.

8.2.         Optional Prepayments with Make-Whole Amount.

(a)           Series E Notes

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Series E Notes, in an amount not less than 10% of the aggregate principal amount of the Series E Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Series E Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of the Series E Notes written notice of each optional prepayment under this Section 8.2(a) not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Series E Notes to be prepaid on such date, the principal amount of each Series E Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Series E Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of the Series E Notes a certificate of a Senior Financial Officer specifying the calculation of such Series E Make-Whole Amount as of the specified prepayment date.

(b)           Series F Notes

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Series F Notes, in an amount not less than 10% of the aggregate principal amount of the Series F Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Series F Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of the Series F Notes written notice of each optional prepayment under this Section 8.2(b) not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Series F Notes to be prepaid on such date, the principal amount of each Series F Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Series F Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of the Series F Notes a certificate of a Senior Financial Officer specifying the calculation of such Series F Make-Whole Amount as of the specified prepayment date.

(c)           Series G Notes

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Series G Notes, in an amount not less than 10% of the aggregate principal amount of the Series G Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Series G Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of the Series G Notes written notice of each optional prepayment under this Section 8.2(c) not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Series G Notes to be prepaid on such date, the principal amount of each Series G Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Series G Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of the Series G Notes a certificate of a Senior Financial Officer specifying the calculation of such Series G Make-Whole Amount as of the specified prepayment date.

(d)           Series H Notes

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Series H Notes, in an amount not less than 10% of the aggregate principal amount of the Series H Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Series H Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of the Series H Notes written notice of each optional prepayment under this Section 8.2(d) not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Series H Notes to be prepaid on such date, the principal amount of each Series H Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Series H Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of the Series H Notes a certificate of a Senior Financial Officer specifying the calculation of such Series H Make-Whole Amount as of the specified prepayment date.

8.3.         Prepayment for Tax Reasons Without Make-Whole.

If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a “Tax Prepayment Notice”) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and offering to prepay all of the affected Notes on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment.  Each holder of an affected Note that wishes to accept such prepayment in respect of all or any of the affected Notes held by it shall give written notice to that effect to the Company no more than 20 days after receipt of the Tax Prepayment Notice (each, a “Tax Prepayment Acceptance Notice”).  The form of Tax Prepayment Acceptance Notice and a description in reasonable detail of the nature and date of the Change in Tax Law shall accompany the Tax Prepayment Notice.  Failure to give a Tax Prepayment Acceptance Notice with respect to any affected Note within such 20 day period shall be deemed to be a rejection of the prepayment of such affected Note or affected Notes held by such holder, and shall operate as a permanent waiver of such holder’s right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note or Notes (but not of such holder’s right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Notes.  The principal amount of all Notes that are the subject of a Tax Prepayment Acceptance Notice together with interest accrued thereon to the date of such prepayment shall become due and payable on such prepayment date.

No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment.  For purposes of this Section 8.3, any holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

The Company may not offer to prepay or prepay Notes pursuant to this Section 8.3 (a) if a Default or Event of Default then exists, (b) until the Company shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments or (c) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Company, the Trust or any Subsidiary (other than actions required to be taken under applicable Laws), and any Tax Prepayment Notice given pursuant to this Section 8.3 shall certify to the foregoing and describe such mitigation steps, if any.

For purposes of this Section 8.3:  “Additional Payments” means additional amounts required to be paid to a holder of any Note pursuant to Section 13 by reason of a Change in Tax Law; and a “Change in Tax Law” means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of Canada after the date of the Closing, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the date of the Closing, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the Closing, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements.  No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer’s Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the Taxing Jurisdiction, both of which shall be delivered to all holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

8.4.         Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to Section 8.2:

(a)           if a Default or Event of Default has occurred and is continuing, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes (without distinction as to series) at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts of all Notes not theretofore called for prepayment, and

(b)           if no Default or Event of Default has occurred and is continuing, the Company may, at its option, prepay one series of Notes without prepaying any other series, in proportion, as nearly as practicable, to the respective unpaid principal amounts of the Notes of the series being prepaid but not theretofore called for prepayment;

provided that in the case of each partial prepayment of the Notes of a series, the principal amount of the Notes of such series to be prepaid shall be allocated among all of the Notes of that series at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof.  For the purposes of making determinations of proportionality, the principal amount of each Series H Note at the time outstanding shall be expressed as an amount in U.S. Dollars based on the Noon Rate.

8.5.         Maturity; Surrender, Etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the Series E Make-Whole Amount, Series F Make-Whole Amount, Series G Make-Whole Amount or Series H Make-Whole Amount, as applicable, if any.  From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Series E Make-Whole Amount, Series F Make-Whole Amount, Series G Make-Whole Amount or Series H Make-Whole Amount, as applicable, if any, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.6.         Purchase of Notes.

The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes.  The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment or prepayment of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.7.         Make-Whole Amount.

(a)           Series E, Series F and Series G Notes

The terms “Series E Make-Whole Amount”, “Series F Make-Whole Amount” and “Series G Make-Whole Amount” mean, with respect to any Series E Note, Series F Note and Series G Note, respectively, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that none of the Series E Make-Whole Amount, the Series F Make-Whole Amount nor the Series G Make-Whole Amount may in any event be less than zero.  For the purposes of determining the Series E Make-Whole Amount, the Series F Make-Whole Amount and the Series G Make-Whole Amount, the following terms have the following meanings:

“Applicable Percentage” means 0.50% (50 basis points).

“Called Principal” means, with respect to any such Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any such Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any such Note, the sum of the (x) Applicable Percentage plus (y) the yield to maturity implied by (i) the yields reported as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on the run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  In the case of each determination under clause (i) or clause (ii), as the case may be, of the preceding paragraph, such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the applicable U.S. Treasury security with the maturity closest to and greater than such Remaining Average Life and (2) the applicable U.S. Treasury security with the maturity closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life”  means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

(a)           Series H Notes

The term “Series H Make-Whole Amount” means, with respect to any Series H Notes, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Series H Make-Whole Amount may not in any event be less than zero.  For the purposes of determining the Series H Make-Whole Amount, the following terms have the following meanings:

“Applicable Percentage” means 0.50% (50 basis points).

“Called Principal” means, with respect to any Series H Note, the principal of such Series H Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Series H Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Series H Note is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Series H Note, the sum of (x) the Applicable Percentage plus (y) the yield to maturity, as of the third Business Day preceding the Settlement Date with respect to such Called Principal, as provided by two major Canadian investment dealers designated by the holders of at least 51% in principal amount of the Series H Notes, for a non callable Government of Canada bond in Canadian Dollars having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  Such implied yield will be determined, if necessary, by interpolating linearly between (1) the non-callable Government of Canada bond in Canadian Dollars with the duration closest to and greater than the Remaining Average Life and (2) the non-callable Government of Canada bond in Canadian Dollars with the duration closest to and less than the Remaining Average Life.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Series H Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Series H Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

8.8.         Prepayment Offer Without Make-Whole on Change in Control.

(a)           Notice of Change in Control.  The Company will, within 5 Business Days after any Responsible Officer has knowledge of the occurrence of any Change in Control, give written notice of such Change in Control to each holder of Notes.  Such notice shall refer to this Section 8.8, shall contain and constitute an offer to prepay Notes as described in Section 8.8(b) and shall be accompanied by the certificate described in 8.8(e).

(b)           Offer to Prepay Notes.  The offer to prepay Notes contemplated by 8.8(a) shall be an offer to prepay, in accordance with and subject to this Section 8.8, all, but not less than all, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the “Proposed Prepayment Date”), which date shall be not less than 30 Business Days and not more than 120 Business Days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 45th Business Day after the date of such offer).

(c)           Acceptance/Rejection.  A holder of Notes may accept the offer to prepay made pursuant to this Section 8.8 by causing a notice of such acceptance to be delivered to the Company not later than 15 Business Days after receipt by such holder of the most recent offer of prepayment, but in any event at least 10 Business Days prior to the Proposed Prepayment Date.  A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.8 shall be deemed to constitute a rejection of such offer by such holder.

(d)           Prepayment.  Prepayment of the Notes to be prepaid pursuant to this Section 8.8 shall be at 100% of the principal amount of such Notes, together with interest on such Notes accrued to the date of prepayment, but without the applicable Make-Whole Amounts or other premium.

(e)           Officer’s Certificate.  Each offer to prepay the Notes pursuant to this Section 8.8 shall be accompanied by a certificate, signed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 8.8; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section 8.8 have been fulfilled; and (vi) in reasonable detail, the nature and date of the Change in Control.

(f)            Certain Definitions.

(i)            “Change in Control” shall be deemed to have occurred if a Person or combination of Persons acting jointly or in concert within the meaning of the Securities Act (Alberta) (in any such case, the “Acquiror” or the “Acquirors”):

(A)          acquires beneficial or voting ownership, directly or indirectly (I) prior to the completion or consummation of any Reorganization, of more than 50% of the trust units of the Trust or (II) after giving effect to the completion or consummation of a Reorganization, of more than 50% of the Equity Interests of the New Parent.  For greater certainty, the acquisition of more than 50% of the trust units of the Trust directly or indirectly by the New Parent during the course of a Reorganization and prior to the completion or consummation thereof shall not in and of itself be deemed or construed to constitute a Change in Control; provided that immediately upon the completion or consummation of a Reorganization, the ownership directly or indirectly, of more than 50% of the Equity Interests of the New Parent shall in any and all events constitute a Change in Control; or

(B)           acquires (I) prior to a Reorganization the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors of the administrator of the Trust (or other equivalent entity having like authority) or (II) following the date of completion or consummation of a Reorganization, the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors (or the legal equivalent thereof) of the New Parent.  For greater certainty, the acquisition of the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors of the administrator of the Trust (or other equivalent entity having like authority) through legal or beneficial ownership of the trust units of the Trust by the New Parent during the course of any Reorganization and prior to the completion or consummation thereof shall not in and of itself be deemed or construed to constitute a Change in Control; provided that immediately upon the completion or consummation of any such Reorganization, the acquisition of the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors (or the legal equivalent thereof) of the New Parent shall in any and all events constitute a Change in Control;

provided that it shall not be a Change of Control if, within 90 days after the last to occur of the events in paragraphs (A) and (B) of this definition, the Acquiror(s):

(I)          have a credit rating in respect of its/their senior unsecured long term indebtedness for borrowed money debt of at least BBB- by Standard & Poors Rating Services, a division of The McGraw-Hill Companies, Inc. or Baa3 by Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation or an equivalent rating by another rating agency of recognized national standing (which rating takes into account the events in paragraphs (A) and (B) of this definition), and

(II)         have executed and delivered a guarantee to the holders of Notes, and the holders of Notes have received, with respect to such guarantee, a favourable legal opinion of counsel to such Acquiror(s) as to the due authorization, execution, delivery, legality, validity and enforceability thereof, and that the obligations of the guarantor thereunder do not violate or conflict with any law, constating document or material agreement to which such guarantor is a party or by which its assets are bound, nor violate any restrictions, if any, governing financial assistance (or similar restrictions in the applicable jurisdiction).

(ii)           “Equity Interests” means in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or securities exchangeable for or convertible into any class or series of capital stock, and in the case of any other Person or entity shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

(iii)          “New Parent” means any Person or Persons who acquires, directly or indirectly, all of the trust units or all of the assets of the Trust in connection with a Reorganization and whose Equity Interests are issued to the holders of such trust units in exchange for and in replacement of the trust units of the Trust in connection with a Reorganization.

(g)           Calculations.  All calculations contemplated in this Section 8.8 involving the capital stock of any Person shall be made with the assumption that all convertible securities (including, for certainty, any Convertible Debentures) of such Person then outstanding and all convertible Securities issuable upon the exercise of any warrants, options and other rights outstanding at such time were converted at such time and that all options, warrants and similar rights to acquire shares of capital stock of such Person were exercised at such time.

9.             AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

9.1.         Compliance with Law.

Without limiting Section 10.3, the Company will, and will cause the Trust and each Restricted Subsidiary to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, the USA Patriot Act and Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2.         Insurance.

The Company will, and will cause the Trust and each Restricted Subsidiary to,  maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3.         Maintenance of Properties.

Subject to Section 10.2 and 10.11, the Company will, and will cause the Trust and each Restricted Subsidiary to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company, the Trust or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4.         Payment of Taxes and Claims.

The Company will, and will cause the Trust and each Restricted Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company, the Trust or any Restricted Subsidiary, provided that none of the Company, the Trust or any Restricted Subsidiary need pay any such tax, assessment, charge or levy if (i) the amount, applicability or validity thereof is contested by the Company, the Trust or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company, the Trust or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company, the Trust or such Restricted Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges and levies in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5.         Legal Existence, Etc.

Subject to Section 10.2 and 23.1(b), the Company will at all times preserve and keep in full force and effect its corporate existence.  Subject to Sections 10.2, 10.11 and 23.1(b), the Company will, and will cause the Trust and each Restricted Subsidiary to, at all times preserve and keep in full force and effect the existence of the Trust and each Restricted Subsidiary (unless merged into the Company or another Restricted Subsidiary) and all rights and franchises of the Company, the Trust and each Restricted Subsidiary unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6.         Books and Records.

The Company will, and will cause the Trust and each Restricted Subsidiary to, maintain proper books of record and account in conformity with GAAP and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over the Company, the Trust or such Subsidiary, as the case may be.

9.7.         Priority of Obligations.

The Company will ensure that its payment obligations under this Agreement and the Notes at all times will, on and after the date the Notes are issued, rank pari passu, without preference or priority, with its obligations under the Bank Facility and the Note Agreement (2007), and with all other unsecured and unsubordinated Indebtedness of the Company.  The Company will further ensure that (a) the Trust’s payment obligations under the Trust Guarantee will, on and after the date the Notes are issued, rank pari passu, without preference or priority, with the Trust’s obligations as a guarantor in respect of the Bank Facility and the Note Agreement (2007) and with all other unsecured and unsubordinated Indebtedness of the Trust, and (b)  each Subsidiary Guarantor’s payment obligations under its Subsidiary Guarantee will, on and after the date the Notes are issued, rank pari passu, without preference or priority, with its obligations in respect of the Bank Facility and the Note Agreement (2007) and with all other unsecured and unsubordinated Indebtedness of such Subsidiary Guarantor.

9.8.         Securities Filings.

The Company will, if required by applicable Laws, within 10 days of Closing file a report of the sale of its Notes to the respective Purchasers prepared on Form 45-106F1 under National Instrument 45-106 (such report to be executed in accordance with the regulations under that Act) and any other forms required to be filed by the securities regulatory authorities of the provinces and territories of Canada in connection with the issuance of such Notes, together with payment of the prescribed fee in connection therewith.

9.9.         Designation of Restricted Subsidiaries.

The Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate any Restricted Subsidiary as an Unrestricted Subsidiary by providing to the holders of Notes a Notice of Designation in the form attached hereto as Exhibit 9.9; provided that:

(a)           no Default or Event of Default (including as determined by a Current Financial Covenant Testing) will exist immediately following such designation, and the Company shall have provided an Officer’s Certificate to that effect at the time it provides such notice;

(b)           in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Liens of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Section 10.4, notwithstanding that any such Lien may have existed as of the date of Closing;

(c)           in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, (i) such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Indebtedness or Capital Stock of the Company or any Restricted Subsidiary, and (ii) such designation shall be deemed to be a sale by the Company of the assets of the Restricted Subsidiary so designated, and must be permitted under Section 10.11;

(d)           if required by Section 9.10, each Restricted Subsidiary shall forthwith become a Subsidiary Guarantor;

(e)           any Restricted Subsidiary that was previously designated as an Unrestricted Subsidiary shall not be redesignated as a Restricted Subsidiary if a Default or Event of Default (including as determined by a Current Financial Covenant Testing) exists immediately prior to such designation; and

(f)            any Unrestricted Subsidiary that was previously designated as an Restricted Subsidiary shall not be redesignated as a Unrestricted Subsidiary if a Default or Event of Default (including as determined by a Current Financial Covenant Testing) exists immediately prior to such designation.

9.10.       Subsidiary Guarantees.

The Company will cause each Subsidiary of the Trust (other than the Company and any other Subsidiary which already is a Subsidiary Guarantor) that hereafter becomes a borrower or a guarantor under the Bank Facility, concurrently therewith to enter into and become a party to a Subsidiary Guarantee, and within three Business Days thereafter, to deliver to each holder of a Note the following:

(a)           the Subsidiary Guarantee;

(b)           a certificate signed by the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6, 5.7 and 5.19 but with respect to such Subsidiary and its Subsidiary Guarantee, and, if relevant under applicable Laws to the provision of the Subsidiary Guarantee, a certificate confirming the solvency of the Subsidiary;

(c)           such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by the Subsidiary Guarantee; and

(d)           a favourable legal opinion of independent counsel satisfactory to the Required Holders to the effect that the Subsidiary Guarantee has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of such Subsidiary enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

If any such Subsidiary Guarantor subsequently ceases to be a borrower or a guarantor under the Bank Facility, then the Company may require the holders of Notes to release such Subsidiary from its Subsidiary Guarantee upon giving 5 Business Days written notice thereof to the holders of Notes together with confirmation of the foregoing reasonably satisfactory to the holders of Notes, whereupon such Subsidiary shall cease to be a Subsidiary Guarantor hereunder, provided that at the time of such notice and the effective date of such release as provided below, and immediately after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, no Default or Event of Default (including as determined by a Current Financial Covenant Testing) exists or would exist, and the Company shall have provided an Officer’s Certificate to such effect at the time it provides such notice, with the information (including detailed calculations) required in order to establish same.  Upon compliance with the requirements of the preceding sentence, the Subsidiary Guarantee of such Subsidiary shall be deemed to be released and terminated as at the expiry of such 5 Business Day period (unless sooner agreed by all holders of Notes).

9.11.       Subordination Agreements.

The Company will cause each Affiliate (a “Subordinating Person”) that hereafter subordinates any obligations owed to such Subordinating Person by the Company or any Subsidiary Guarantor in favour of any obligations owed by the Company or any Subsidiary Guarantor under the Bank Facility, to concurrently therewith enter into a subordination agreement on the same terms in favour of the holders of the Notes, and within three Business Days thereafter, the Company shall deliver to each holder of a Note the following:

(a)           such subordination agreement;

(b)           if the Subordinating Person is a Subsidiary of the Trust, a certificate signed by the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7, but with respect to such Subordinating Person and its subordination agreement;

(c)           if the Subordinating Person is a Subsidiary of the Trust, such documents and evidence with respect to such Subordinating Person as the Required Holders may reasonably request in order to establish the existence and good standing of such Subordinating Person and the authorization of the transactions contemplated by its subordination agreement; and

(d)           if the Subordinating Person is a Subsidiary of the Trust, an opinion of independent counsel satisfactory to the Required Holders to the effect that such subordination agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of such Subordinating Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

If any such subordination agreement is thereafter released by the lenders under the Bank Facility, then the Company may require the holders of Notes to release their subordination agreement from that Subordinating Person upon giving 5 Business Days written notice thereof to the holders of Notes together with confirmation of the foregoing reasonably satisfactory to the holders of Notes, provided that at the time of such notice and the effective date of such release as provided below, and immediately after giving effect thereto, and to such person ceasing to be a Subordinating Person, no Default or Event of Default (including as determined by a Current Financial Covenant Testing) exists or would exist, and the Company shall have provided an Officer’s Certificate to that effect at the time it provides such notice with the information (including detailed calculations) required in order to establish same.  The subordination agreement shall be deemed to be released and terminated as at the expiry of such 5 Business Day period (unless sooner agreed by all holders of Notes).

9.12.       Subordination of Intercompany Obligations.

(a)           The Company shall ensure that the obligations owed to the Trust, the Company and each Subsidiary Guarantor under each Payment Document are at all times validly subordinated pursuant to the Subordination Agreement in favour of the obligations of the Company, the Trust and the Subsidiary Guarantors to the holders of Notes under all of the Financing Agreements.

(b)           The Company shall ensure that at all times (i) the Trust is the holder of all issued and outstanding notes issued under the Note Indenture, and (ii) the Trust is the payee of the net profits interest payable under the NPI Agreement, the PVT NPI Agreement and the PTF NPI Agreement, in each case as amended, restated, supplemented, modified or replaced from time to time.

9.13.       Matching Bank Facility Liens.

If at any time the Company, the Trust or any Subsidiary provides a Lien to or for the benefit of the lenders under the Bank Facility, then the Company will (if it has provided such a Lien), and will cause the Trust and each of its Subsidiaries (other than the Company) that has provided such Lien to concurrently grant to or for the benefit of the holders of Notes a similar first priority Lien (subject only to Liens permitted by the Bank Facility and Section 10.4, and ranking pari passu with the Liens provided to or for the benefit of the lenders under such Bank Facility), over the same assets, property and undertaking of the Trust and each such Subsidiary as those encumbered in respect of the Bank Facility, in form and substance satisfactory to the holders of Notes, acting reasonably, with such security to be the subject of an intercreditor agreement between the lenders under the Bank Facility and the holders of Notes which shall be satisfactory in form and substance to the holders of the Notes, acting reasonably.

9.14.       Partnership.

For so long as the Partnership is a Restricted Subsidiary, the Company will ensure that at all times the partners in the Partnership will consist only of the Company and one or more Restricted Subsidiaries.

9.15.       Ownership of the Company and Restricted Subsidiaries.

The Company will ensure that at all times the Company and each Restricted Subsidiary, or their respective successors as permitted by Section 10.2, are directly or indirectly wholly-owned Subsidiaries of the Trust.

10.          NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

10.1.       Transactions with Affiliates.

The Company will not, and will not permit the Trust or any Restricted Subsidiary to, enter into directly or indirectly any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company, the Trust or another Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s, the Trust’s or such Restricted Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company, the Trust or such Restricted Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

10.2.       Merger, Consolidation, Etc.

The Company will not, and will not permit the Trust or any Restricted Subsidiary to, consolidate with or merge with or amalgamate with any other Person or convey, transfer or lease all or substantially all of its assets (including by way of a winding up or dissolution) in a single transaction or series of transactions to any Person unless:

(a)           the successor formed by such consolidation or amalgamation or the survivor of such merger or the Person that acquires by conveyance, transfer or lease all or substantially all of the assets of the Company, the Trust or Restricted Subsidiary as an entirety (including by way of a winding up or dissolution), as the case may be, shall be a solvent corporation, limited liability company, partnership or (in the case of the Trust, a trust) organized and existing under the laws of Canada or any province thereof or of the United States or any State thereof (including the District of Columbia) and:

(i)            such corporation, limited liability company, partnership or trust shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of each respective Financing Agreement by which the Company, the Trust or Restricted Subsidiary was bound, and

(ii)           shall have caused to be delivered to each holder of any Notes an opinion of Burnet, Duckworth & Palmer LLP or other independent counsel licensed in the relevant jurisdictions and reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof; provided that agreements or instruments of assumption shall not be required hereunder if such assumption occurs by operation of law, and the Company delivers an opinion of such counsel to that effect; and

(b)           immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing (including as determined by a Current Financial Covenant Testing).

10.3.       Terrorism Sanctions Regulations.

The Company will not, and will not permit the Trust or any Subsidiary to, (a) become a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti-Terrorism Order or (b) knowingly engage in any dealings or transactions with any such Person except in accordance with a general or specific license granted by the Office of Foreign Assets Control of the U.S. Treasury Department.

10.4.       Liens.

The Company will not, and will not permit the Trust or any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset of the Company, the Trust or any Restricted Subsidiary, whether now owned or held or hereafter acquired, except for Permitted Encumbrances.

10.5.       Consolidated Total Debt to Consolidated Total Capitalization.

The Company will not permit Consolidated Total Debt to exceed 55% of Consolidated Total Capitalization as at the end of any fiscal quarter of the Trust, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Trust after the completion of the applicable Material Acquisition, the Company will not permit Consolidated Total Debt to exceed 60% of Consolidated Total Capitalization so long as the Trust would have continued to comply with the 55% threshold set out above as though such Material Acquisition had not been made during such period, and the Company provides evidence of such compliance in its compliance certificate delivered pursuant to Section 7.2(a) relating to each applicable fiscal quarter.

10.6.       Consolidated Total Debt to Consolidated EBITDA.

The Company will not permit Consolidated Total Debt as at the end of any fiscal quarter of the Trust to exceed 400% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

10.7.       Priority Debt.

The Company will not at any time permit Priority Debt to exceed 15% of Consolidated Tangible Assets.

10.8.       Restricted Subsidiary Ownership of Assets.

The Company will not at any time permit the Company and the Restricted Subsidiaries to own less than 85% of Consolidated Tangible Assets.

10.9.       Line of Business.

The Company will not, and will not permit the Trust and the Restricted Subsidiaries to, engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Company, the Trust and its Restricted Subsidiaries would be substantially changed from the business of the exploration, development, production, processing, refining, transportation and marketing of hydrocarbons and such other necessary or related activities as the Company deems advisable in order to conduct such business.

10.10.     Limitation on Distributions.

The Company will not, and will not permit the Trust or any Restricted Subsidiary to:

(a)           make any Distribution or other payment (including, without limitation, under a Payment Document) to the Trust or to the holders of Trust Units if a Default or Event of Default has occurred and is continuing, except that regularly scheduled monthly cash distributions by the Company and the Restricted Subsidiaries to the Trust and by the Trust to the holders of Trust Units may be made while a Default is subsisting but prior to an Event of Default occurring, provided in any such case, that no new Default or Event of Default could reasonably be expected to occur as a result of making such Distribution or other payment; or

(b)           make any payment in respect of Convertible Debentures or the Vault Debentures either (i) during a Default or Event of Default or if such payment could reasonably be expected to cause a Default or Event of Default to occur, or (ii) if a Control Event has occurred.

10.11.     Sale of Assets.

Except as permitted by Section 10.2, the Company will not, and will not permit the Trust or any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of (collectively a “Disposition”), any assets, in one or a series of transactions, to any Person, other than:

(a)           Dispositions in the ordinary course of business;

(b)           Dispositions by the Trust or a Restricted Subsidiary to the Trust, the Company or a Restricted Subsidiary, as applicable, or by the Company to the Trust or a Restricted Subsidiary;

(c)           Dispositions not otherwise permitted by Sections 10.11(a) or 10.11(b) provided that (i) the aggregate net book value of all assets so disposed of in any fiscal year pursuant to this Section 10.11(c) does not exceed 15% of Consolidated Total Assets as of the last day of the most recently ended fiscal year and (ii) after giving effect to such transaction, no Default or Event of Default shall exist (including as determined by a Current Financial Covenant Testing).

Notwithstanding the foregoing, the Company may, or may permit the Trust or a Restricted Subsidiary to, make a Disposition (and the assets subject to such Disposition shall not be subject to or included in the foregoing limitation and computation contained in Section 10.11(c)(i) of the preceding sentence) if, within 365 days before or after the date of such Disposition, an amount equal to the Net Proceeds Amount from such Disposition is:

(A)          reinvested in assets to be used in the business of the Trust, the Company or a Restricted Subsidiary; or

(B)           applied to a Debt Prepayment Application.

10.12.     Restricted Amendments.

The Company will not, and will not permit the Trust or any Restricted Subsidiary to, terminate, make any amendment to or waive any provision of any of the Material Contracts if to do so could reasonably be expected to have a Material Adverse Effect.  The Company will provide copies of all Material amendments, supplements or replacements of any Material Contract to the holders of the Notes.  Notwithstanding the foregoing, the Company will not permit any amendment to the terms of the Material Contracts as they relate to the determination and calculation of Distributions that can be distributed by the Trust, the Company and the Restricted Subsidiaries without the prior written consent of the Required Holders if such amendment would materially change the determination and method of calculation of such Distributions.

11.          EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)           the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)           the Company defaults in the payment of any interest on any Note or any amount payable pursuant to Section 13 for more than five Business Days after the same becomes due and payable; or

(c)           the Company defaults in the performance of or compliance with any term contained in Sections 7.1(d), 10.5, 10.6 or 10.7; or

(d)           (i) the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), 11(b) or 11(c)) or (ii) the Trust or any Restricted Subsidiary defaults in the performance of or compliance with any term in any Financing Agreement and, in any case, such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(e)           any representation or warranty made in writing by or on behalf of the Company, the Trust or any Restricted Subsidiary or by any officer of the Company, the Trust or any Restricted Subsidiary in this Agreement or in any other Financing Agreement or in any other writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; and

(i)            the circumstances giving rise to the incorrect representation or warranty are not capable of modification or rectification (such that the representation or warranty would be correct); or

(ii)           the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that the representation or warranty would be correct), and the representation or warranty remains incorrect or misleading for a period of 30 days after such incorrect representation or warranty was made; or

(f)            (i) the Company, the Trust or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness (including any Convertible Debentures) that is outstanding in an aggregate principal amount of at least Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company, the Trust or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Indebtedness (including any Convertible Debentures) in an aggregate outstanding principal amount of at least Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness (including any Convertible Debentures) to convert such Indebtedness into equity interests), (1) the Trust, the Company or any Restricted Subsidiary has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment), or (2) one or more Persons have the right to require the Trust, the Company or any Restricted Subsidiary so to purchase or repay such Indebtedness; or

(g)           the Company, the Trust or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, receiver-manager, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h)           a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company, the Trust or any Restricted Subsidiary, a custodian, receiver, receiver-manager, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company, the Trust or any Restricted

Subsidiary, or any such petition shall be filed against the Company, the Trust or any Restricted Subsidiary and such petition shall not be dismissed within 60 days; or

(i)            any event occurs with respect to the Company, the Trust or any Restricted Subsidiary which under the laws of any jurisdiction is analogous to any of the events described in Section 11(g) or 11(h), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 11(g) or 11(h); or

(j)            a final judgment or judgments for the payment of money aggregating in excess of Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company, the Trust or any Restricted Subsidiary and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(k)           any Financing Agreement shall cease to be a legal, valid and binding agreement enforceable against the Company, the Trust or any Restricted Subsidiary which is a party thereto in any material respect in accordance with the respective terms thereof or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide in any material respect the respective rights, titles, interest, remedies, powers or privileges intended to be created thereby including, without limitation, a determination by any Governmental Authority or court that such Financing Agreement is invalid, void or unenforceable in any material respect or any party thereto shall contest or deny the validity or enforceability of any of its obligations under such Financing Agreement; or

(l)            if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company, the Trust or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the sum of (x) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, plus (y) the amount (if any) by which the aggregate present value of accrued benefit liabilities under all funded Non-U.S. Plans exceeds the aggregate current value of the assets of such Non-U.S. Plans allocable to such liabilities, shall exceed Cdn.$25,000,000 (or its equivalent in the relevant currency of payment), (iv) the Company, the Trust or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company, the Trust or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Company, the Trust or any Restricted Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company, the Trust or any Restricted Subsidiary thereunder, (vii) the Company, the Trust or any Restricted Subsidiary fails to administer or maintain a Non-U.S. Plan in compliance with the requirements of any and all applicable Laws, statutes, rules, regulations or court orders or any Non-U.S. Plan is involuntarily terminated or wound up or (viii) the Company, the Trust or any Restricted Subsidiary becomes subject to the imposition of a financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans; and any such event or events described in clauses (i) through (viii) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect.  As used in this Section 11(l), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA.

12.          REMEDIES ON DEFAULT, ETC.

12.1.       Acceleration.

(a)           If an Event of Default with respect to the Company described in Sections 11(g), 11(h) or 11(i) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)           If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)           If any Event of Default described in Section 11(a) or 11(b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, without limitation, interest accrued thereon at the applicable rate specified in the Notes during an Event of Default) and (y) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable Laws), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.  The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2.       Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3.       Rescission.

At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or 12.1(c), the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable Laws) any overdue interest in respect of the Notes, at the applicable rate specified in the Notes during an Event of Default, (b) neither the Company nor any other Person shall have paid any amounts that have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.  No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4.       No Waivers or Election of Remedies, Expenses, Etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies.  No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.  Without limiting the obligations of the Company under Section 16, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

13.          TAX INDEMNIFICATION.

All payments whatsoever under the Financing Agreements will be made by the Company, the Trust and the Subsidiary Guarantors free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a “Taxing Jurisdiction”), unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by the Company, the Trust or the Subsidiary Guarantors under the Financing Agreements, the Company, the Trust or the

Subsidiary Guarantors, as applicable, will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of the Financing Agreements after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of the Financing Agreements before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made for or on account of:

(a)           any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company, the Trust or the Subsidiary Guarantor, after the date of the Closing, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of the Financing Agreements are made to, the Taxing Jurisdiction imposing the relevant Tax;

(b)           any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction), provided that the filing of such Forms would not (in such holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and provided further that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Company no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c)           any amount in excess of the amount of tax that would be payable if the holder was a resident of the United States for the purpose of the Canada-U.S. Income Tax Convention (1980), as amended;

(d)           any Tax that would not have been imposed but for the holder not dealing at arm’s length with the Company for the purposes of the Tax Act; or

(e)           any combination of clauses (a), (b), (c) or (d) above.

If as a result of any payment by the Company, the Trust or a Subsidiary Guarantor under the Financing Agreements, whether in respect of principal, Make-Whole Amounts (if any), interest, interest on overdue interest, fees or other payment obligations, any holder of a Note is required to pay tax under Part XIII of the Tax Act, then the Company, the Trust or applicable Subsidiary Guarantor will, upon demand by such holder of any Note, indemnify the holder for the payment of any such amount, together with any interest, penalties and expenses in connection therewith, and for any Taxes on such indemnity payment provided that no indemnification payment shall be required to be made in respect of a Tax described in clauses (a), (b), (c), (d) or (e) of the previous paragraph.  All amounts payable under this paragraph shall be payable by the Company, the Trust or applicable Subsidiary Guarantor on demand, shall, if paid in respect of interest, be a payment of additional interest, and shall bear interest at the Default Rate, calculated from the date demanded by such holder to the date paid by the Company, the Trust or applicable Subsidiary Guarantor.

By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, “Forms”) required to be filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty between the United States or Canada and such Taxing Jurisdiction and (y) provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, provided that nothing in this Section 13 shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and provided further that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority (which in the case of a United Kingdom Inland Revenue Form FD13 or any similar Form shall be deemed to occur when such Form is submitted to the United States Internal Revenue Service in accordance with instructions contained in such Form), whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

If any payment is made by the Company to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Company pursuant to this Section 13, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding.  Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

The Company will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Company of any Tax in respect of any amounts paid under the Financing Agreements, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If the Company is required by any applicable Laws, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company would be required to pay any additional amount under this Section 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If the Company makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of the Company under this Section 13 shall survive the payment or transfer of any Note and the provisions of this Section 13 shall also apply to successive transferees of the Notes.

14.          REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1.       Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes of each series.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in the applicable register of such series.  Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.  The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2.       Transfer and Exchange of Notes.

Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19) for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other details for notices of each transferee of such Note or part thereof) within ten Business Days thereafter the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note of the same series.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1E, 1F, 1G or 1H, as applicable.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.  Notes shall not be transferred in denominations of less than U.S.$500,000 provided that (i) a Note originally issued in an amount less than U.S.$500,000 may be transferred in such original amount, and (ii) if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$500,000.  Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

14.3.       Replacement of Notes.

Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19(iii)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)           in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least Cdn.$50,000,000 or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)          in the case of mutilation, upon surrender and cancellation thereof,

within ten Business Days thereafter the Company at its own expense shall execute and deliver, in lieu thereof, a new Note of the same series, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15.          PAYMENTS ON NOTES.

15.1.       Place of Payment.

Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Alberta at the principal office of the Company.  The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in the United States or the principal office of a bank or trust company in the United States.

15.2.       Home Office Payment.

So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, plus any wiring fees applicable to wire transfers of funds, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1.  Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.2.  The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2.

16.          EXPENSES, ETC.

16.1.       Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of the Financing Agreements (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) review of any events or transactions contemplated by Sections 9.9, 9.10, 9.11, 9.12, 9.12(b), 10.2, 10.11 and 23, (b) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under the Financing Agreements or in responding to any subpoena or other legal process or informal investigative demand issued in connection with the Financing Agreements, or by reason of being a holder of any Note, (c) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company, the Trust or any Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated by the Financing Agreements and (d) the reasonable costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO.  The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes).

16.2.       Certain Taxes.

The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of the Financing Agreements or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States or Canada or of any amendment of, or waiver or consent under or with respect to, the Financing Agreements, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the Company pursuant to this Section 16, and will save each holder of a Note to the extent permitted by applicable Laws harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Company hereunder.

16.3.       Survival.

The obligations of the Company under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of the Financing Agreements, and the termination of this Agreement.

17.          SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of the Financing Agreements, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note.  All statements contained in any certificate or other instrument delivered by or on behalf of the Company, the Trust or any Subsidiary pursuant to the Financing Agreements shall be deemed representations and warranties of the Company under this Agreement.  Subject to the preceding sentence, the Financing Agreements embody the entire agreement and understanding between each Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

18.          AMENDMENT AND WAIVER.

18.1.       Requirements.

This Agreement, the Notes and the other Financing Agreements may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, 6 or 22, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Series E Make-Whole Amount, Series F Make-Whole Amount, Series G Make-Whole Amount or Series H Make-Whole Amount, as applicable, on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, (iii) amend Section 8, 11(a), 11(b), 12, 13, 18, 21 or 23.9, or (iv) amend any provision of the Subordination Agreement, the Trust Guarantee, a Subsidiary Guarantee or any Lien granted to the holders of Notes pursuant to Section 9.13 or otherwise.

18.2.       Solicitation of Holders of Notes.

(a)           Solicitation.  The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes.  The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)           Payment.  The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

18.3.       Binding Effect, Etc.

Any amendment or waiver consented to as provided in this Section 18 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note.  As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4.       Notes Held by Company, Etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes or any other Financing Documents, or have directed the taking of any action provided herein or therein to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Trust or any of its Affiliates shall be deemed not to be outstanding.

19.          NOTICES; ENGLISH LANGUAGE.

Except to the extent expressly provided otherwise in Sections 7.1(a) and 7.1(c), all notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized international commercial delivery service (charges prepaid), (b) by a recognized international commercial delivery service (with charges prepaid), or (c) with respect to notices to a Purchaser or holder, unless such Purchaser or holders otherwise notifies the Company, by e-mail to an e-mail address provided by such Purchaser or holder to the Company from time to time.  Any such notice must be sent:

(i)            if to a Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(ii)           if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii)          if to the Company, to the Company at its address set forth at the beginning hereof to the attention of the Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.

Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English.

The Purchaser acknowledges and confirms that it has requested that all documents evidencing or relating in any way to the sale of the Notes be drawn up in the English language only.

20.          REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital or other similar process and such Purchaser may destroy any original document so reproduced.  The Company agrees and stipulates that, to the extent permitted by applicable Laws, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.  This Section 20 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21.          CONFIDENTIAL INFORMATION.

For the purposes of this Section 21, “Confidential Information” means the Memorandum and all other information delivered to any Purchaser by or on behalf of the Company, the Trust or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of the Company, the Trust or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any person acting on such Purchaser’s behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Company, the Trust or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available.  Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (v) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIC or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser’s investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser’s Notes and this Agreement.  Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement.  On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 21.

22.          SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.  Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22), shall be deemed to refer to such Affiliate in lieu of such original Purchaser.  In the event that such Affiliate is so substituted as a Purchaser hereunder and such Affiliate thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a “Purchaser” in this Agreement (other than in this Section 22), shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

23.          MISCELLANEOUS.

23.1.       Successors and Assigns.

(a)           All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

(b)           In response to the announcement by the Minister of Finance (Canada) on October 31, 2006 relating to the taxation of income trusts in Canada, the Company shall be entitled to assign (the “Assignment”) its rights and obligations under this Agreement and the Financing Agreements to which it is a party to a Person that is the ultimate parent entity emerging from a tax reorganization of the Trust (a “Reorganization”), or a Person that would qualify to be designated as a Restricted Subsidiary under this Agreement (the “New Issuer”) as part of a Reorganization, provided that:

(i)            the New Issuer shall be solvent and be organized and existing under the laws of Canada or any province thereof and shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of each respective Financing Agreement by which it was bound, and shall have caused to be delivered to each holder of any Notes an opinion of Burnet, Duckworth & Palmer LLP or other independent counsel reasonably satisfactory to the Required Holders to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms;

(ii)           all Financing Agreements of each entity other than the New Issuer shall be ratified and confirmed by the parties thereto;

(iii)          no Default or Event of Default exists or would exist after the Assignment (in particular, guarantees and subordination agreements are in place as required by Sections 9.10, 9.11, 9.12 and 9.12(b), with references to “Subsidiaries” or “Affiliates” therein being Subsidiaries or Affiliates of the ultimate parent entity emerging from the Reorganization);

(iv)          no adverse taxable event or consequence not covered by the indemnity in Section 13 will result to any holder solely by virtue of such Reorganization and the assumption by the New Issuer of the obligations of the Company under this Agreement and the other Financing Agreements;

(v)           the Reorganization shall not have a Material Adverse Effect; and

(vi)          the holders shall have received such other assurances, representations and warranties, copies of organizational documents, legal opinions and other documents with respect to the Assignment as they may reasonably request, including, without limitation, to preserve as against the New Issuer and the other entities emerging from the Reorganization the substance of the reporting requirements, the positive covenants, the negative covenants and the events of default contained herein.

23.2.       Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding (but without limiting the requirement in Section 8.5 that notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount, or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

23.3.       Accounting Terms.

All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP.  Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP.  If GAAP is changed such that unitholders’ equity of the Trust as shown on the consolidated balance sheet of the Trust as at the date hereof is recharacterized as a non-equity item, then Consolidated Unitholders’ Equity will be determined on the basis of GAAP as in effect immediately prior to such recharacterization and, for certainty, such unitholders’ equity as so recharacterized shall not be included as part of Consolidated Total Debt.

23.4.       Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

23.5.       Construction, Etc.

Each covenant contained herein shall be construed (absent any express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.  Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

For the avoidance of doubt, all Schedules and Exhibits attached to this Agreement shall be deemed to be a part hereof.

23.6.       Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

23.7.       Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

23.8.       Jurisdiction and Process; Waiver of Jury Trial.

(a)           The Company irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta over any suit, action or proceeding arising out of or relating to the Financing Agreements.  To the fullest extent permitted by applicable Laws, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)           The Company agrees, to the fullest extent permitted by applicable Laws, that a final judgment in any suit, action or proceeding of the nature referred to in Section 23.8(a) brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the Province of Alberta (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

(c)           Nothing in this Section 23.8 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(d)           THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

23.9.       Obligation to Make Payment in Dollars.

(a)           Principal, interest and Make-Whole Amounts on the Series E Notes, the Series F Notes and the Series G Notes shall be payable in U.S. Dollars and on the Series H Notes shall be payable in Canadian dollars.  Unless otherwise specified herein, all other amounts payable under this Agreement shall be payable in U.S. Dollars.

(b)           Any payment on account of an amount that is payable under the Financing Agreements in Canadian dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company, shall constitute a discharge of the obligation of the Company under the Financing Agreements only to the extent of the amount of Canadian dollars which such holder purchases or could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the Business Day following receipt of the payment first referred to above.  If the amount of Canadian dollars so purchased or that could be purchased is less than the amount of Canadian dollars originally due to such holder, the Company agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in the Financing Agreements, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under the Financing Agreements or under any judgment or order.

(c)           Any payment on account of an amount that is payable under the Financing Agreements in U.S. dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company, shall constitute a discharge of the obligation of the Company under the Financing Agreements only to the extent of the amount of U.S. dollars which such holder purchases or could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the Business Day following receipt of the payment first referred to above.  If the amount of U.S. dollars so purchased or that could be purchased is less than the amount of U.S. dollars originally due to such holder, the Company agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in the Financing Agreements, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under the Financing Agreements or under any judgment or order.

23.10.     Interest.

(a)           In respect of any overdue amounts hereunder or under the Notes where no provision is made herein or therein for payment of interest thereon, the Company shall pay interest on such overdue amounts on demand, calculated from the date such unpaid amount is due until such unpaid amount is paid in full, at the Default Rate.

(b)           In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by applicable Laws.  In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable Laws.  It is further agreed that any excess actually received by a holder of a Note shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the Company).

(c)           All interest (including interest on overdue interest) payable by the Company hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment.

(d)           Interest on the Notes shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

(e)           The theory of “deemed reinvestment” shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments.  Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation.

(f)            To the extent permitted by law, Section 6 of the Judgment Interest Act (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.

(g)           The interest payment due on the day prior to the maturity date of each Note shall include one additional days’ interest, calculated as if such interest due date was such final maturity date.

*    *    *    *    *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,

PENN WEST PETROLEUM LTD.

By:
	Name:	William Andrew
	Title:	Chief Executive Officer

By:
	Name:	Todd Takeyasu
	Title:	Executive Vice President and Chief
Financial Officer

SCHEDULE A

PURCHASER SCHEDULES

Schedule A contains information with respect to the Note Purchasers such as amount of notes purchased and other notice details such as addresses, wiring instructions etc.

A-1

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“990009” means 990009 Alberta Inc., a corporation under the laws of Alberta, and its successors and permitted assigns.

“1075264” means 1075264 Alberta Ltd., a corporation under the laws of Alberta, and its successors and permitted assigns.

“1167639” means 1167639 Alberta Ltd., a corporation under the laws of Alberta, and its successors and permitted assigns.

“Acquiror” is defined in Section 8.8(f).

“Additional Payments” is defined in Section 8.3.

“Administration Agreement” means the Administration Agreement dated May 31, 2005 between the Company and the Trustee, as amended, restated, supplemented, modified or replaced from time to time.

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and, with respect to the Trust, shall include any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Trust or any Subsidiary or any Person of which the Trust and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Trust.

“Anti-Terrorism Order” means Executive Order No. 13,224 of September 24, 2001, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism, 66 U.S. Fed. Reg. 49, 079 (2001), as amended.

“Bank Facility” means the credit facility extended to the Company pursuant to that certain Credit Agreement dated January 11, 2008 among the Company, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the financial institutions parties thereto, as lenders, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Business Day” means (a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York, Toronto, Ontario or Calgary, Alberta are required or authorized to be closed.

“Canadian dollars” or “Cdn.$” or “C$” means lawful money of Canada.

“Canetic Convertible Debentures” means, collectively,

(a)           the 6.5% convertible unsecured subordinated debentures maturing on July 31, 2010 and December 31, 2011, as applicable, of Canetic Resources Trust issued pursuant to the Canetic Debenture Indenture (the “6.5% Debentures”), to a maximum of Cdn. $17,778,500 and Cdn. $229,649,000 in principal amounts, respectively, for each maturity;

(b)           the 8% convertible unsecured subordinated debentures maturing on August 31, 2009 of Canetic Resources Trust issued pursuant to the Canetic Debenture Indenture (the “8% Debentures”), to a maximum of Cdn. $8,002,000 in principal amount; and

(c)           the 9.4% convertible unsecured subordinated debentures maturing on July 31, 2008 of Canetic Resources Trust issued pursuant to the Canetic Debenture Indenture (the “9.4% Debentures”) to a maximum of Cdn. $5,578,000 in principal amount.

“Canetic Debenture Indenture” means:

(a)           in the case of the 8% Debentures, the trust indenture dated December 17, 2002 among Acclaim Energy Trust, Canetic Resources Trust, Computershare Trust Company of Canada, as amended and supplemented to the date hereof;

(b)           in the case of the 6.5% Debentures, the trust indenture dated May 26, 2005 among Starpoint Energy Trust, Canetic Resources Trust, Canetic Resources Inc. and Computershare Trust Company of Canada, as amended and supplemented to the date hereof; and

(c)           in the case of the 9.4% Debentures, the trust indenture dated July 3, 2003 among Starpoint Energy Trust, Canetic Resources Trust, Canetic Resources Inc. and Olympia Trust Company, as amended and supplemented to the date hereof;

in each case governing the terms and conditions of the respective Canetic Convertible Debentures.

“Canetic LP” means Canetic ABC Limited Partnership, a limited partnership under the laws of Alberta, and its successors and permitted assigns.

“Canetic LP Partnership Agreement” means the limited partnership agreement dated August 29, 2006, in respect of the formation of Canetic LP, as amended, restated, supplemented, modified or replaced from time to time.

“Capital Lease Obligations” means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is required to be capitalized.

“CCT” means Canetic ABC Commercial Trust, a trust formed under the laws of Alberta, and its successors and permitted assigns.

“CCT Trust Indenture” means the trust indenture dated as of August 29, 2006 between Canetic Resources Inc. and Canetic Resources Trust, in respect of the formation of CCT, as amended, restated, supplemented, modified or replaced from time to time.

“CST” means Canetic Saskatchewan Trust, a trust formed under the laws of Alberta, and its successors and permitted assigns.

“CST Trust Indenture” means the trust indenture dated as of May 20, 2002 between APF Energy Management Inc. and Geoffrey Paskuski, in respect of the formation of CST, as amended, restated, supplemented, modified or replaced from time to time.

“Change in Tax Law” is defined in Section 8.3.

“Closing” is defined in Section 3.

“Change in Control” is defined in Section 8.8(f).

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Company” means Penn West Petroleum Ltd., a corporation under the laws of Alberta or any successor that becomes such in the manner prescribed in Section 10.2.

“Confidential Information” is defined in Section 21.

“Consolidated EBITDA” means, on a consolidated basis for any period, the aggregate of the net income of the Trust for any such period determined in accordance with GAAP,

(a)           plus, to the extent deducted in the determination thereof, the sum of:

(i)                                       depreciation, depletion, amortization and accretion;

(ii)                                    interest expense;

(iii)                                 the all-in costs of funds of any accounts receivable securitization program;

(iv)                                all provisions for any federal, provincial or other income and capital taxes;

(v)                                   the non-cash amounts (including non-cash losses) relating to foreign exchange transactions, hedging transactions, Trust Unit rights, and deferred non-cash taxes, and any other non-cash amounts which are added back in accordance with GAAP in the statement of cash flows of the Trust; and

(vi)                                any extraordinary or nonrecurring losses; and

(b)           minus, to the extent added in the determination thereof, the sum of:

(i)                                       all non-cash amounts such as non-cash income and unrealized gains relating to hedging transactions; and

(ii)                                    any extraordinary or nonrecurring gains.

Consolidated EBITDA will be adjusted for Material Acquisitions and to include or exclude, as applicable, Consolidated EBITDA associated with any acquisition or disposition (the net proceeds of which are greater than Cdn.$50,000,000 or its equivalent in the relevant currency of payment) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period (in a manner satisfactory to the Required Holders, acting reasonably).

“Consolidated Tangible Assets” means with respect to the Trust and its Subsidiaries as of the date of any determination thereof, the book value of its capital assets, net of any accumulated depreciation, intangible assets and minority interests, as shown on the consolidated balance sheet of the Trust determined in accordance with GAAP.

“Consolidated Total Capitalization” means Consolidated Total Debt plus Consolidated Unitholders’ Equity.

“Consolidated Total Debt” means with respect to the Trust and its Subsidiaries as of the date of any determination thereof, all indebtedness and obligations in respect of amounts borrowed which, in accordance with GAAP, on a consolidated basis, would be recorded in the Trust’s consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a)           the stated amount of letters of credit, letters of guarantee or surety bonds supporting obligations which would otherwise constitute Consolidated Total Debt within the meaning of this definition;

(b)           proceeds from any accounts receivable securitization program;

(c)           obligations secured by any purchase money security interest (but excluding operating leases);

(d)           Capital Lease Obligations;

(e)           sale-leaseback obligations;

(f)           obligations secured by any Lien existing on property owned, whether or not the obligations secured thereby will have been assumed; and

(g)          guarantees in respect of obligations of another Person, including the types of obligations described in (a) through (f) above,

excluding, to the extent included, the amount of any Convertible Debentures then outstanding.

“Consolidated Unitholders’ Equity” means with respect to the Trust as of the date of any determination thereof, the unitholders’ equity as shown on the consolidated balance sheet of the Trust, plus, to the extent not included in the foregoing, the amount of any Convertible Debentures issued by any of the Trust, the Company and the Restricted Subsidiaries (if, in the case of Trust, the proceeds of issuance are subsequently invested in the Company or the Restricted Subsidiaries) then outstanding.

“Control Event” means any circumstance arising after the date hereof in which a Person or a combination of Persons, acting jointly or in concert (within the meaning of the Securities Act (Alberta)), acquires Trust Units which, together with all other Trust Units held by such Persons, constitute in the aggregate more than 35% of all outstanding Trust Units (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Trust Units), and which has not been consented to by the Required Holders.

“Convertible Debentures” means any convertible subordinated debentures or notes issued by the Trust, the Company or a Restricted Subsidiary which have all of the following characteristics:

(a)           an initial final maturity or due date in respect of repayment of principal extending beyond the latest maturity date of any Note outstanding at the time such debentures or notes are created, incurred, assumed or guaranteed (the “Outside Maturity Date”);

(b)           no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payment which can be satisfied by the delivery of units of the Trust as contemplated in paragraph (f) of this definition and other than on a change of control of the Trust where a Control Event also occurs by reason of the definition thereof in this Agreement) prior to the Outside Maturity Date;

(c)           upon and during the continuance of an Event of Default or acceleration of the time for repayment of any Notes which has not been rescinded:

(i)            all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Notes, accrued interest, Make-Whole Amounts and all other amounts owing under this Agreement to the holders of the Notes; and

(ii)           no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d)           upon distribution of the assets of the Company, the Trust or the Restricted Subsidiary, as applicable, on any dissolution, winding up, total liquidation or reorganization of the Trust (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all principal, accrued interest, Make-Whole Amounts and all other amounts owing under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(e)           the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Notes, accrued interest, Make-Whole Amounts and all other amounts owing under this Agreement or enforcement of the rights and remedies of the holders of the Notes hereunder or under any other Financing Agreement shall not in and of themselves:

(i)            cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)           cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f)            payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Company, the Trust or the Restricted Subsidiary, as applicable, by delivering units of the Trust in accordance with the indenture or agreement governing such debentures or notes (whether such units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or note);

and provided that notwithstanding the foregoing definition, (1) the Canetic Convertible Debentures as outstanding on the date hereof shall be deemed to be Convertible Debentures for all purposes of this Agreement as long as they continue to have the characteristics listed above, other than the requirement to have an initial maturity date which is later than the Outside Maturity Date, and (2) the Vault Convertible Debentures as outstanding on the date hereof shall be deemed not to be Convertible Debentures for all purposes of this Agreement.

“Current Financial Covenant Testing” means, as at any date of determination, a calculation of compliance with the covenants contained in Sections 10.5, 10.6, 10.7, 10.8 and 10.11 using the amounts of Consolidated Total Debt, Consolidated EBITDA, Consolidated Tangible Assets, Consolidated Total Capitalization, Consolidated Unitholders’ Equity, Consolidated Total Assets and Priority Debt as at such date (after giving effect to the transaction or transactions that occasioned the requirement for such testing herein).

“Debt Prepayment Application” means, with respect to any Disposition, the application by the Company, the Trust or its Restricted Subsidiaries of cash in an amount equal to the Net Proceeds Amount (or portion thereof) with respect to such Disposition to pay Senior Indebtedness (other than Senior Indebtedness in respect of any revolving credit or similar credit facility providing the Company, the Trust or any Restricted Subsidiary with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with such payment of Senior Indebtedness the availability of credit under such credit facility is permanently reduced by an amount not less than the amount of such proceeds applied to the payment of such Senior Indebtedness).

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means

(a)           in respect of amounts in U.S. Dollars, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes, and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate;

(b)           in respect of amounts in Canadian Dollars, that rate of interest that is 2% over the rate of interest publicly announced by Canadian Imperial Bank of Commerce as its prime rate for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada.

“Disclosure Documents” is defined in Section 5.3.

“Disposition” is defined in Section 10.11.

“Distribution” means any:

(a)           payment of any dividend on or in respect of any shares or units of any class in the capital of the Trust, the Company or any Restricted Subsidiary (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b)           redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of shares or units of any class in the capital of the Trust, the Company or any Restricted Subsidiary (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c)           payment of principal, interest or other amounts in whole or in part, of any Indebtedness of the Trust, the Company or any Restricted Subsidiary for borrowed money (including any Indebtedness incurred or assumed by the Trust, the Company or any Restricted Subsidiary pursuant to a capital lease);

whether made or paid in or for cash, property or both, or

(d)           the transfer of any property for consideration of less than fair market value.

“Dollars” or “$” means lawful money of the United States of America.

“Electronic Delivery” is defined in Section 7.1(a)

“Equity Interests” is defined in Section 8.8(f).

“Environmental Laws” means any and all federal, provincial, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business  (whether or not incorporated) that is treated as a single employer together with the Company or the Trust under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Financing Agreement” or “Financing Agreements” means this Agreement, the Notes, the Trust Guarantee, the Subsidiary Guarantee, the Subordination Agreement, and any agreement, instrument or other document pursuant to which any security is granted to or for the benefit of the holders of Notes pursuant to Section 9.13, as amended, restated, supplemented, modified or replaced from time to time.

“GAAP” means generally accepted accounting principles (including International Financial Reporting Standards, as applicable) as in effect from time to time in Canada.

“Governmental Authority” means

(a)           the government of

(i)           the United States of America or Canada or any state, province or other political subdivision of either thereof, or

(ii)          any other jurisdiction in which the Company, the Trust or any Subsidiary conducts all or any part of its business, or which , in accordance with applicable Laws, has jurisdiction over any properties of the Company, the Trust or any Subsidiary, or

(b)           any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“guarantee” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)           to purchase such indebtedness or obligation or any property constituting security therefor;

(b)           to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c)           to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d)           otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any guarantee, the indebtedness or other obligations that are the subject of such guarantee shall be assumed to be direct obligations of such obligor.

“Hazardous Material”  means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which is or shall be restricted, prohibited or penalized by any applicable Laws, including, without limitation, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“holder” means, with respect to any Note the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1.

“Imposed Taxes” is defined in Section 5.9(b).

“Indebtedness” means, with respect to any Person, indebtedness, excluding current trade payables incurred by such Person in the normal course of business, created, incurred, assumed or guaranteed by such Person, whether absolute or contingent and including any actual obligation of such Person arising in respect of any hedging transaction.

“Institutional Accredited Investor” shall mean any commercial, investment or merchant bank, trust company, insurance company, finance company, mutual fund, registered money or asset manager, savings and loan association, credit union, registered investment advisor, pension fund, investment company with assets in excess of Cdn.$5,000,000, licensed broker or dealer, “qualified institutional buyer” (as such term is defined under Rule 144A promulgated under the Securities Act, or any successor law, rule or regulation), or any other Person, in each case that is also an institutional “accredited investor” (as such term is defined under Regulation D promulgated under the Securities Act, or any successor law, rule or regulation).

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 2% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Laws” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, directives, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity. For the purposes of this definition, “Administrative Body” means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

“Lien” means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute but excludes operating leases, any contractual right of set-off created in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of indebtedness.

“Make-Whole Amounts” means the Series E Make-Whole Amount, the Series F Make-Whole Amount, the Series G Make-Whole Amount and the Series H Make-Whole Amount.

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company, the Trust and its Subsidiaries taken as a whole.

“Material Acquisition” means an acquisition by the Trust, the Company or a Restricted Subsidiary of shares or other assets which increases Consolidated Tangible Assets by more than 10%.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, financial position, property or liabilities of the Company, the Trust and the Subsidiaries taken as a whole, or (b) the ability of the Company, the Trust and the Subsidiary Guarantors to perform their respective obligations under the Financing Agreements, or (c) the validity or enforceability of any material provision of any Financing Agreement.

“Material Contracts” means the Trust Indenture, the Partnership Agreement, the Canetic LP Partnership Agreement, the Titan Canada Partnership Agreement, the NPI

Agreement, the Note Indenture and the notes thereunder, the PVT Trust Indenture, the PET Trust Indenture, the CCT Trust Indenture, the CST Trust Indenture, the PVT NPI Agreement and the PTF NPI Agreement, each as amended, restated, supplemented, modified or replaced from time to time to the date hereof and thereafter as permitted hereby.

“Memorandum” is defined in Section 5.3.

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“Net Proceeds Amount” means, with respect to any Disposition, an amount equal to the difference of:

(a)           the aggregate amount of consideration (valued at the fair market value thereof by the Company in good faith) received by the Company, the Trust or such Restricted Subsidiary in respect of such Disposition, minus

(b)           all ordinary and reasonable out-of-pocket costs and expenses actually incurred by the Company, the Trust or such Restricted Subsidiary in connection with such Disposition.

“New Parent” is defined in Section 8.8(f).

“Non-U.S. Plan” means any plan, fund or other similar program that (a) is established or maintained outside the United States of America by the Company, the Trust or any Subsidiary primarily for the benefit of employees of the Company, the Trust or one or more Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Code.

“Note Agreement (2007)” means the Note Purchase Agreement dated May 31, 2007 among the Company, as issuer, and the “Purchasers” parties thereto, as noteholders, providing for the issuance and sale by the Company of an aggregate U.S. $160,000,000 in 5.68% Series A Senior Guaranteed Notes due May 31, 2015, U.S. $155,000,000 in 5.80% Series B Senior Guaranteed Notes due May 31, 2017, U.S. $140,000,000 in 5.90% Series C Senior Guaranteed Notes due May 31, 2019 and U.S. $20,000,000 in 6.05% Series D Senior Guaranteed Notes due May 31, 2022, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Note Indenture” means, collectively, (a) the note indenture dated May 31, 2005 between the Trustee and Penn West Acquisition Co. Inc. (predecessor to the Company), and (b) the note indenture dated May 31, 2005 between the Company and the Trustee.

“Notes” is defined in Section 1.

“NPI Agreement” means the net profits interest agreement dated as of May 31, 2005 between Penn West Acquisition Co. Inc. (predecessor to the Company) and the Company and transferred by Penn West Acquisition Co. Inc. to the Trust.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Outside Maturity Date” is defined in the definition of Convertible Debenture.

“Partnership” means Penn West Petroleum, a general partnership under the laws of Alberta, and its successors and permitted assigns.

“Partnership Agreement” means the amended and restated partnership agreement dated May 31, 3005, in respect of the formation of the Partnership, as amended, restated, supplemented, modified or replaced from time to time.

“Payment” is defined in Section 5.9(b).

“Payment Documents” mean the agreements and instruments pursuant to which any payments are made to the Trust for intended distribution ultimately to the public unitholders of the Trust.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Encumbrances” means:

(a)           undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Trust, the Company and the Restricted Subsidiaries in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien which the Trust, the Company or a Restricted Subsidiary is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Trust, the Company and the Restricted Subsidiaries taken as a whole;

(b)           liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens relate, for any of the Trust, the Company and the Restricted Subsidiaries’ portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any lien which the Trust, the Company or a Restricted Subsidiary is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Trust, the Company and the Restricted Subsidiaries taken as a whole;

(c)           a sale or disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Trust’s, the Company’s and the Restricted Subsidiary’s reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, the Trust’s, the Company’s or Restricted Subsidiary’s resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than the Trust’s, the Company’s or Restricted Subsidiary’s interest in such oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)           to the extent a Lien is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Trust, the Company and the Restricted Subsidiaries’ oil and gas properties that are or were entered into with or granted to arm’s length third parties in the ordinary course of business and in accordance with sound industry practice;

(e)           liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Trust, the Company and the Restricted Subsidiaries’ oil and gas properties, if such liens do not materially detract from the value of any material part of the property of the Trust, the Company and the Restricted Subsidiaries taken as a whole;

(f)            easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any of the Trust, the Company and the Restricted Subsidiaries’ (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Trust, the Company and the Restricted Subsidiaries taken as a whole;

(g)           any lien or trust arising in connection with worker’s compensation, employment insurance, pension and employment laws;

(h)           the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Trust, the Company and the Restricted Subsidiaries, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i)            all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j)            any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Trust, the Company and the Restricted Subsidiaries;

(k)           any claim or Lien from time to time disclosed by the Trust, the Company and the Restricted Subsidiaries to the holders of the Notes and which is consented to by the Required Holders;

(l)            public and statutory liens not yet due and similar liens arising by operation of law;

(m)          any Lien in favour of a landlord of leased real property in respect of the leasehold improvements made to, and other personal property of the tenant located on, such leased real property; and

(n)           other Liens not otherwise permitted by paragraphs (a) through (m) of this definition of Permitted Encumbrances securing Indebtedness of the Company, the Trust or a Restricted Subsidiary (excluding general Liens such as floating charges and general security agreements with respect to all or substantially all personal property), provided that at the time of the incurrence of any such Indebtedness, and at the time of creation of such Lien, and immediately after giving effect thereto, no Default or Event of Default would exist (including as determined by a Current Financial Covenant Testing, and in particular, Section 10.7).

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“PET” means Petrofund Energy Trust, a trust formed under the laws of Alberta, and its successors and permitted assigns.

“PET Trust Indenture” means the amended and restated trust indenture dated as of November 16, 2004 between Computershare Trust Company of Canada and Petrofund Corp., in respect of the formation of PET, as amended, restated, supplemented, modified or replaced from time to time.

“Plan” means an “employee benefit plan” (as defined in Section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Priority Debt” means, without duplication, the sum of (a) all Indebtedness of the Company, the Trust or a Restricted Subsidiary secured by Liens other than Liens permitted by paragraphs (a) through (m) of the definition of Permitted Encumbrances, and (b) all Indebtedness of any Subsidiary of the Trust (other than the Company), excluding Qualified Subsidiary Debt.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Proposed Prepayment Date” is defined in Section 8.8(b).

“PTE” is defined in Section 6.2(a).

“PTF NPI Agreement” means the amended and restated net profits interest agreement dated as of November 8, 2005, and made effective as of October 1, 2005, between Petrofund Corp. (predecessor to the Company) and PET, as transferred by PET to the Trust, and which may be consolidated into the NPI Agreement, or terminated, as amended, restated, supplemented, modified or replaced from time to time.

“Purchaser” is defined in the first paragraph of this Agreement.

“PVT” means Petrofund Ventures Trust, a trust formed under the laws of Alberta, and its successors and permitted assigns.

“PVT NPI Agreement” means the amended and restated net profits interest agreement dated as of November 8, 2005, and made effective as of October 1, 2005, between PVT and PET, as transferred by PET to the Trust, as amended, restated, supplemented, modified or replaced from time to time.

“PVT Trust Indenture” means the amended and restated trust indenture dated as of August 31, 1997 between The Trust Company of Bank of Montreal and Maximum Holdings Corp, as amended, in respect of the formation of PVT, as amended, restated, supplemented, modified or replaced from time to time.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Qualified Subsidiary Debt” means, without duplication:

(a)           Indebtedness of any Subsidiary Guarantor,

(b)           Indebtedness of a Subsidiary owing to the Company, the Trust or a Subsidiary Guarantor,

(c)           Indebtedness of a Subsidiary which is not a Subsidiary Guarantor existing on the date of the Closing as set out in Schedule 5.15, and

(d)           Indebtedness of a Subsidiary which is not a Subsidiary Guarantor existing on the date of the acquisition of such Subsidiary after the date of the Closing, provided that such Indebtedness shall not have been incurred in contemplation of such Subsidiary being acquired and that immediately after giving effect to the acquisition of such Subsidiary, no Default or Event of Default would exist (including as determined by a Current Financial Covenant Testing);

provided that the Indebtedness in clauses (c) and (d) shall cease to be Qualified Subsidiary Debt under those clauses to the extent it is extended, refinanced or refunded.

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (a) invests in securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Reorganization” is defined in Section 23.1(b).

“Required Holders” means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Trust or any of its Affiliates).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“Restricted Subsidiary” means any Subsidiary of the Trust, other than the Company, that has been designated as a “Restricted Subsidiary” by the Company.  As of the date of this Agreement, the Restricted Subsidiaries are as set forth in Schedule 5.4.

“Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Senior Financial Officer” means the chief financial officer, treasurer or controller of the Company.

“Senior Indebtedness” means all Indebtedness of the Company which is not expressed to be subordinate or junior in rank to any other Indebtedness of the Company or any of its Subsidiaries.

“Series E Notes” is defined in Section 1.

“Series F Notes” is defined in Section 1.

“Series G Notes” is defined in Section 1.

“Series H Notes” is defined in Section 1.

“Subordinating Person” is defined in Section 9.11.

“Subordination Agreement” means a subordination agreement by the Trust and each Restricted Subsidiary in favour of the holders of Notes, subordinating all present and future obligations owed to any of them from the Company and each Restricted Subsidiary that becomes a party thereto as a “Debtor Subsidiary” (including, without limitation, obligations of the Company and the Restricted Subsidiaries to the Trust under the Payment Documents), to all present and future obligations owed by the Trust, the Company and the Subsidiary Guarantors to the holders of Notes, which shall be satisfactory in form and substance to the holders of Notes, as amended, restated, supplemented, modified or replaced from time to time.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any trust or partnership if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such trust or partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries).  Unless the context otherwise clearly requires, any reference to a “Subsidiary” (including without limitation in the context of a reference to “the Company, the Trust and its Subsidiaries” and similar phrasing) is a reference to a Subsidiary of the Trust.

“Subsidiary Guarantee” means a guarantee by the Subsidiaries of the Trust referred to in Section 4.2(b) and each other Subsidiary of the Trust that becomes a party thereto pursuant to this Agreement, guaranteeing the obligations of the Company under the Financing Agreements to each holder of a Note, which shall be satisfactory in form and substance to the holders of Notes, as amended, restated, supplemented, modified or replaced from time to time.

“Subsidiary Guarantor” means a Subsidiary of the Trust that has executed and delivered a Subsidiary Guarantee to the holders of Notes, and in respect of which the holders of Notes have received a favourable legal opinion of counsel to the Company as to the due authorization, execution, delivery, legality, validity and enforceability of its obligations to the holders of Notes under the Subsidiary Guarantee, and that such obligations do not violate or conflict with any law, constating document or agreement to which it is a party or by which its assets are bound, nor violate any restrictions, if any, governing financial assistance (or similar restrictions in the applicable jurisdiction).

“SVO” means the Securities Valuation Office of the NAIC or any successor to such Office.

“Tax” means any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding.

“Tax Act” means the Income Tax Act (Canada).

“Tax Prepayment Acceptance Notice” is defined in Section 8.3.

“Tax Prepayment Notice” is defined in Section 8.3.

“Taxing Jurisdiction” is defined in Section 13.

“Titan Canada” means Titan Canada Resources, a general partnership under the laws of Alberta, and its successors and permitted assigns.

“Titan Canada Partnership Agreement” means the amended and restated partnership agreement dated as of July 15, 2004, in respect of the formation of Titan Canada, as amended, restated, supplemented, modified or replaced from time to time.

“Trocana” means Trocana Resources Inc., a corporation under the laws of Alberta, and its successors and permitted assigns.

“Trust” means Penn West Energy Trust, a trust formed under the laws of Alberta, and its successors and permitted assigns.

“Trust Guarantee” means a guarantee by the Trust guaranteeing the obligations of the Company to each holder of a Note, which shall be satisfactory in form and substance to the holders of Notes, as amended, restated, supplemented, modified or replaced from time to time.

“Trust Indenture” means the amended and restated trust indenture dated June 30, 2006 between the Trustee and the Company, as amended, restated, supplemented, modified or replaced from time to time.

“Trust Units” means the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust.

“Trustee” means the trustee from time to time of the Trust and initially means CIBC Mellon Trust Company.

“Unrestricted Subsidiary” means any Subsidiary of the Trust that is not a Restricted Subsidiary.

“U.S. dollars” or “U.S.$” means lawful money of the United States of America.

“Vault Convertible Debentures” means:

(a)           the 8% convertible unsecured subordinated debentures maturing June 30, 2010 issued by Vault Energy Trust pursuant to the Vault Debenture Indenture (the “8% Vault Debentures”), to a maximum of Cdn. $48,660,000 in principal amount; and

(b)           the 7.2% convertible unsecured debentures maturing May 31, 2011 issued by Vault Energy Trust pursuant to the Vault Debenture Indenture (the “7.2% Vault Debentures”), to a maximum of Cdn. $26,221,000 in principal amount.

“Vault Debenture Indenture” means:

(a)           in the case of the 8% Vault Debentures, the trust indenture dated April 27, 2005 among Vault Energy Trust, Vault Acquisition Inc. and Canadian Western Trust Company, as amended and supplemented to the date hereof; and

(b)           in the case of the 7.2% Vault Debentures, the trust indenture dated May 2, 2006 among Vault Energy Trust, Vault Energy Inc. and Canadian Western Trust Company, as amended and supplemented to the date hereof;

in each case governing the terms and conditions of the respective Vault Convertible Debentures.

“USA Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

EXHIBIT 1E

[Form of Series E Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.  UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) MAY 29, 2008, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

PENN WEST PETROLEUM LTD.

6.12% Series E Senior Guaranteed Note Due May 29, 2016

No. E - [ ]	May 29, 2008
U.S.$[ ]	PPN # 707886 B@5

FOR VALUE RECEIVED, the undersigned, PENN WEST PETROLEUM LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [                        ], or registered assigns, the principal sum of [                                          ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on May 29, 2016, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.12% per annum from the date hereof, payable semiannually, on the 29th day of November and May in each year, commencing with November 29, 2008, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series E Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 8.12% and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Interest on this Series E Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Series E Make-Whole Amount with respect to this Series E Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series E Note as provided in the Note Purchase Agreement referred to below.

This Series E Note is one of a series of Senior Guaranteed Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of May 29, 2008 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Series E Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Series E Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series E Note is a registered Series E Note and, as provided in the Note Purchase Agreement, upon surrender of this Series E Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series E Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series E Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series E Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series E Note may be declared or otherwise become due and payable in the manner, at the price (including any

2

applicable Series E Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Series E Note is guaranteed pursuant to the Trust Guarantee and the Subsidiary Guarantee and reference is hereby made to such guarantees.

This Series E Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series E Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

PENN WEST PETROLEUM LTD.

By:
	Name:	William Andrew
	Title:	Chief Executive Officer

By:
	Name:	Todd Takeyasu
	Title:	Executive Vice President and Chief
Financial Officer

3

EXHIBIT 1F

[Form of Series F Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.  UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) MAY 29, 2008, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

PENN WEST PETROLEUM LTD.

6.30% Series F Senior Guaranteed Note Due May 29, 2018

No. F - [ ]	May 29, 2008
U.S.$[ ]	PPN# 707886 B#3

FOR VALUE RECEIVED, the undersigned, PENN WEST PETROLEUM LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [                        ], or registered assigns, the principal sum of [                                          ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on May 29, 2018, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.30% per annum from the date hereof, payable semiannually, on the 29th day of November and May in each year, commencing with November 29, 2008, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series F Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 8.30% and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Interest on this Series F Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Series F Make-Whole Amount with respect to this Series F Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series F Note as provided in the Note Purchase Agreement referred to below.

This Series F Note is one of a series of Senior Guaranteed Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of May 29, 2008 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Series F Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Series F Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series F Note is a registered Series F Note and, as provided in the Note Purchase Agreement, upon surrender of this Series F Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series F Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series F Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series F Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series F Note may be declared or otherwise become due and payable in the manner, at the price (including any

2

applicable Series F Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Series F Note is guaranteed pursuant to the Trust Guarantee and the Subsidiary Guarantee and reference is hereby made to such guarantees.

This Series F Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series F Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

PENN WEST PETROLEUM LTD.

By:
	Name:	William Andrew
	Title:	Chief Executive Officer

By:
	Name:	Todd Takeyasu
	Title:	Executive Vice President and Chief
Financial Officer

3

EXHIBIT 1G

[Form of Series G Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.  UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) MAY 29, 2008, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

PENN WEST PETROLEUM LTD.

6.40% Series G Senior Guaranteed Note Due May 29, 2020

No. G - [ ]	May 29, 2008
U.S.$[ ]	PPN# 707886 C*6

FOR VALUE RECEIVED, the undersigned, PENN WEST PETROLEUM LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [                        ], or registered assigns, the principal sum of [                                          ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on May 29, 2020, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.40% per annum from the date hereof, payable semiannually, on the 29th day of November and May in each year, commencing with November 29, 2008, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series G Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 8.40% and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Interest on this Series G Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Series G Make-Whole Amount with respect to this Series G Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series G Note as provided in the Note Purchase Agreement referred to below.

This Series G Note is one of a series of Senior Guaranteed Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of May 29, 2008 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Series G Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Series G Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series G Note is a registered Series G Note and, as provided in the Note Purchase Agreement, upon surrender of this Series G Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series G Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series G Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series G Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series G Note may be declared or otherwise become due and payable in the manner, at the price (including any

2

applicable Series G Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Series G Note is guaranteed pursuant to the Trust Guarantee and the Subsidiary Guarantee and reference is hereby made to such guarantees.

This Series G Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series G Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

PENN WEST PETROLEUM LTD.

By:
	Name:	William Andrew
	Title:	Chief Executive Officer

By:
	Name:	Todd Takeyasu
	Title:	Executive Vice President and Chief
Financial Officer

3

EXHIBIT 1H

[Form of Series H Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.  UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) MAY 29, 2008, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

PENN WEST PETROLEUM LTD.

6.16% Series H Senior Guaranteed Note Due May 29, 2018

No. H - [ ]	May 29, 2008
Cdn. $[ ]	PPN# 707886 C@4

FOR VALUE RECEIVED, the undersigned, PENN WEST PETROLEUM LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [                        ], or registered assigns, the principal sum of [                                          ] CANADIAN DOLLARS (or so much thereof as shall not have been prepaid) on May 29, 2018, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.16% per annum from the date hereof, payable semiannually, on the 29th day of November and May in each year, commencing with November 29, 2008, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series H Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 8.16% and (ii) 2% over the rate of interest publicly announced by Canadian Imperial Bank of Commerce as its “prime rate” for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Interest on this Series H Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Series H Make-Whole Amount with respect to this Series H Note are to be made in lawful money of Canada at Canadian Imperial Bank of Commerce or at such other place as the Company shall have designated by written notice to the holder of this Series H Note as provided in the Note Purchase Agreement referred to below.

This Series H Note is one of a series of Senior Guaranteed Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of May 29, 2008 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Series H Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Series H Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series H Note is a registered Series H Note and, as provided in the Note Purchase Agreement, upon surrender of this Series H Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series H Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series H Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series H Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series H Note may be declared or otherwise become due and payable in the manner, at the price (including any

2

applicable Series H Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Series H Note is guaranteed pursuant to the Trust Guarantee and the Subsidiary Guarantee and reference is hereby made to such guarantees.

This Series H Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series H Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

PENN WEST PETROLEUM LTD.

By:
	Name:	William Andrew
	Title:	Chief Executive Officer

By:
	Name:	Todd Takeyasu
	Title:	Executive Vice President and Chief
Financial Officer

3

EXHIBIT 4.5(a)(i)

[Form of Opinion of Canadian Counsel

to the Company]

May 29, 2008

The Purchasers of the Notes under the
Note Purchase Agreement referred to below

Macleod Dixon LLP

3700, 400 - 3rd Avenue S.W.

Calgary, Alberta   T2P 4H2

Dear Sirs:

Re:          Penn West Petroleum Ltd. - Issue and Sale of 6.12% U.S. $152,500,000 Series E Senior Guaranteed Notes due May 29, 2016, 6.30% U.S. $278,000,000 Series F Senior Guaranteed Notes due May 29, 2018, 6.40% U.S. $49,500,000 Series G Senior Guaranteed Notes due May 29, 2020 and 6.16% Cdn. $30,000,000 Series H Senior Guaranteed Notes (collectively, the “Notes”)

We have acted as general legal counsel on behalf of Penn West Petroleum Ltd. (the “Company”), Penn West Energy Trust (the “Trust”), Trocana Resources Inc. (“Trocana”), Penn West Petroleum (the “Partnership”), Petrofund Energy Trust (“PET”), Petrofund Ventures Trust (“PVT”), Canetic ABC Commercial Trust (“CCT”), Canetic ABC Limited Partnership (“Canetic LP”), Canetic Saskatchewan Trust (“CST”), Titan Canada Resources (“Titan Canada”), 990009 Alberta Inc. (“990009”), 1075264 Alberta Ltd. (“1075264”) and 1167639 Alberta Ltd. (“1167639”) in connection with the Note Purchase Agreement dated as of May 29, 2008 among the Company and the Purchasers party thereto (the “Note Agreement”) and the transactions among such parties with respect thereto including, without limitation, the issuance and sale by the Company to the Purchasers of the Notes.  This opinion is furnished to you pursuant to Section 4.5 of the Note Agreement and with the understanding that the Purchasers are purchasing the Notes in reliance hereon.

The Company, the Trust, Trocana, the Partnership, PET, PVT, CCT, Canetic LP, CST, Titan Canada, 990009, 1075264 and 1167639 are herein collectively called the “Transaction Parties” and individually a “Transaction Party”.  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Note Agreement.

Documents Reviewed

We have participated in the preparation of and have examined original executed copies of:

1.             the Note Agreement;

2.             the Notes;

3.             the Guarantee of the Trust in favour of the holders dated May 29, 2008 (the “Trust Guarantee”);

4.             the Guarantee of Trocana, the Partnership, PET, PVT, CCT, Canetic LP, CST, Titan Canada, 990009, 1075264 and 1167639 in favour of the holders dated May 29, 2008 (the “Subsidiary Guarantee”); and

5.             the Subordination Agreement dated May 29, 2008 among the Transaction Parties and the holders (the “Subordination Agreement”);

(the above documents are collectively called the “Documents”).

CIBC Mellon Trust Company in its capacity as trustee of the Trust is herein referred to in such capacity as the “Trust Trustee”; the Company in its capacity as trustee of PET is herein referred to in such capacity as the “PET Trustee”; the Company in its capacity as trustee of PVT is herein referred to in such capacity as the “PVT Trustee”; the Company in its capacity as trustee of CCT is herein referred to in such capacity as the “CCT Trustee”; and the Company in its capacity as trustee of CST is herein referred to in such capacity as the “CST Trustee”.   References herein to the Trust Trustee, the PET Trustee, the PVT Trustee, the CCT Trustee and the CST Trustee shall be interpreted as including the Trust, PET, PVT, CCT and CST, respectively.

We have also reviewed and examined original signed copies of Certificates with respect to each Transaction Party (collectively, the “Certificates”), each dated May 29, 2008, copies of which have been provided to you, and we have relied on the same as to various matters of fact expressed therein.

In giving the opinion expressed in paragraph 1 below as to the valid subsistence of the Company, Trocana, 990009, 1075264 and 1167639 and the filing of annual returns in Alberta, we have relied on a Certificate of Status of recent date issued by the Registrar of Corporations (Alberta) for each of the Company, Trocana, 990009, 1075264 and 1167639.

In giving the opinions expressed in paragraphs 7 and 8(b) below (insofar as the same pertain to the securities laws of Alberta), we have relied upon the representations and warranties of the Purchasers in Section 6.1 of the Note Agreement.

In giving the opinions expressed in paragraphs 9(d) and 9(e)(ii) below, we have relied upon the accuracy of the factual representations and warranties set out in Section 5.15(c) and paragraph C of Schedule 5.15 of the Note Agreement with respect to the identification of the

2

instruments, contracts and agreements which limit the amount of, or otherwise impose restrictions on, the incurring of Indebtedness, and we have reviewed those documents and the documents referred to in paragraph C of Schedule 5.15 of the Note Agreement (collectively, the “Listed Agreements”).

In addition to the foregoing, we have made such investigations, examined such certificates of public authorities, corporate and trust records and other documents certified or otherwise identified to our satisfaction, and have considered such questions of law, as we have considered necessary and appropriate as a basis for providing the opinions expressed herein.

Assumptions

In such examinations we have assumed:

(a)           the genuineness of all signatures, except those of signatories for the Transaction Parties, on all documents purporting to be originals and on the originals of all documents submitted to us as copies;

(b)           the authenticity of all documents submitted to us as originals and of the originals of all documents submitted to us as copies;

(c)           the conformity to originals of all documents submitted to us as copies;

(d)           the due authorization, execution and delivery of all documents by each party thereto other than the Transaction Parties, the legal existence, power and capacity of each such party and the legal capacity of all individuals signing on behalf of each such party; and

(e)           other than with respect to the Transaction Parties, that the Documents constitute legal, valid and binding obligations of each party thereto, enforceable against them in accordance with their respective terms.

With respect to the Trust Trustee we have assumed its legal existence and power and capacity to enter into and perform its obligations under the Documents to which it is a party and the internal due authorization, execution and delivery of all such Documents.

When used herein, the phrase “our knowledge” means the actual knowledge of the solicitors in our firm who have given substantive attention to the transactions described above and the actual knowledge of the solicitors presently with our firm who have given substantive attention to matters relating to the Transaction Parties’ affairs and does not include constructive knowledge of matters or information.

Applicable Law

We express no opinion as to the laws of any jurisdiction other than the laws of Alberta and the federal laws of Canada applicable therein (“Applicable Law”).

3

Opinions

Based upon and subject to the foregoing and to the qualifications hereinafter expressed, we are of the opinion that:

1.             Each of the Company, Trocana, 990009, 1075264 and 1167639 has been duly incorporated, and is validly subsisting as a corporation under the Business Corporations Act (Alberta), has not been dissolved and is up to date with respect to the filing of annual returns under that Act.

2.             Each of the Trust, PET, PVT, CCT and CST is a duly created and validly existing trust under the laws of Alberta and CIBC Mellon Trust Company, in the case of the Trust, and the Company, in the case of PET, PVT, CCT and CST, is the trustee thereof.

3.             Each of the Partnership, Canetic LP and Titan Canada is a duly created and validly existing general partnership and limited partnership, respectively, under the laws of Alberta.

4.             Each Transaction Party has the corporate, trust or partnership (as applicable) power and capacity:

(a)           to own, hold or lease its property and conduct its business as now conducted;

(b)           in the case of the Company, to create, issue and sell the Notes;

(c)           in the case of the Trust, Trocana, the Partnership, PET, PVT, CCT, Canetic LP, CST, Titan Canada, 990009, 1075264 and 1167639, to guarantee the Notes, and

(d)           to execute and deliver the Documents to which it is a party and incur and perform its obligations thereunder.

5.             The Documents, the execution, delivery and performance thereof (and additionally in the case of the Notes, the creation, issuance and sale thereof), and the transactions contemplated therein, have been duly and properly authorized by all necessary corporate, trust or partnership (as applicable) action on the part of the Transaction Parties executing the same.

6.             The Documents have been duly and properly executed and delivered by the Transaction Parties executing the same (which, in the case of the Documents to which the Trust, PET, PVT, CCT and CST is a party, includes the execution and delivery of such Documents by the trustee thereof on their behalf; in the case of the Documents to which the Partnership, Canetic LP and Titan Canada is a party, includes the execution and delivery of such Documents by the general partner or managing partner, as applicable, thereof on their behalf) and such Documents constitute legal, valid and binding obligations of the Transaction Parties executing the same enforceable against them in accordance with their respective terms.

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7.             The offering, issuance and sale of the Notes by the Company to the Purchasers is exempt from the prospectus and registration requirements of the Securities Act (Alberta) (the “Securities Act”).

8.             No authorization, consent, approval or exemption from, or filing, registration, recordation, notarization, declaration or qualification with, or before, or giving notice to, any governmental authority or regulatory body of Alberta or the federal government of Canada, or any agency, department or division of any thereof (including any securities authorities), is required to be obtained, given or made:

(a)           for the creation, execution, issuance and performance of the Notes or the due execution and delivery by each Transaction Party of the Documents to which it is a party or the performance of the terms of each such Document;

(b)           to permit the sale of the Notes to the Purchasers; or

(c)           to ensure the validity and enforceability of the Documents;

other than the filing of a Form 45-106F1 under National Instrument 45-106 within 10 days of the issuance of the Notes.

9.             The authorization, creation, execution, issuance and sale by the Company of the Notes and the authorization, execution and delivery by each Transaction Party of each Document to which it is a party and the performance of each such Transaction Party’s obligations under each such Document:

(a)           do not and will not contravene or conflict with any applicable Laws, statute, rule or regulation in force in Alberta;

(b)           based upon the Certificates and our knowledge, do not and will not contravene or conflict with any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject in Alberta;

(c)           do not and will not contravene or conflict with any provision of (i) the articles or by laws of the Company, Trocana, 990009, 1075264 or 1167639 (ii) the declarations of trust of the Trust, PET, PVT, CCT or CST or (iii) the partnership agreements of the Partnership, Canetic LP or Titan Canada;

(d)           do not and will not:

(i)            result in the creation or imposition of any Lien on any asset of any Transaction Party pursuant to the provisions of any Listed Agreement;

(ii)           entitle any Person to call for any Lien under any Listed Agreement; or

(iii)          entitle any Person, immediately or upon notice or lapse of time or both, to accelerate the payment of borrowed moneys under any Listed Agreement; and

5

(e)           do not and will not contravene or conflict with:

(i)            to our knowledge, any resolution or determination of the directors or shareholders or committees of any of the respective Transaction Parties; or

(ii)           any Listed Agreement.

10.           Based upon the Certificates and our knowledge, there is no litigation or judicial, arbitration or administrative proceedings against any Transaction Party subsisting, pending or threatened in Alberta which, if determined adversely to such Transaction Party, would, individually or in the aggregate, constitute a Material Adverse Effect, or which purports to challenge the legality, validity or enforceability of any of the Documents or the rights granted to the holders thereunder.

11.           The holders will not be deemed or considered to have a permanent establishment in Alberta or to be carrying on any business in Alberta solely by reason of the Transaction Parties’ execution, delivery and performance of the Documents or by the holders holding the Notes or by their enforcement of their rights under the Documents.

12.           Assuming that the holders are not otherwise required to be licensed, qualified or entitled to carry on business in Alberta, it is not necessary for the holders to become licensed, qualified or entitled to carry on business in Alberta, or that any approval, consent or permission be obtained from any regulatory or public authority therein:

(a)           solely by reason of the execution, delivery or performance of the Documents or holding the Notes; or

(b)           to enable the holders to commence an action or to otherwise enforce its rights under the Documents.

13.           All payment obligations of the Company under the Note Agreement and the Notes, of the Trust Trustee under the Trust Guarantee, and of the PET Trustee, the PVT Trustee, the CCT Trustee, the CST Trustee, the Partnership, Canetic LP, Titan Canada, Trocana, 9900009, 1075264 and 1167639 under the Subsidiary Guarantee rank at least pari passu in right of payment with each such Transaction Party’s Indebtedness under the Bank Facility and the Note Agreement (2007) and with its other most senior unsubordinated Indebtedness for which no priority or preference exists under any laws to which creditors are generally subject.

14.           The Transaction Parties are subject to the relevant civil law of Alberta and are generally subject to suit in Alberta, and none of the Transaction Parties, nor any of their property, enjoys any right of immunity from any judicial proceedings in Alberta.

15.           No stamp, documentary, registration, or similar taxes or duties are required to be paid under the laws of the Province of Alberta or the laws of Canada applicable in the Province of Alberta upon or in connection with the due execution and delivery of the Documents, the performance by the Transaction Parties of their respective obligations thereunder or the enforcement by the Purchasers of their rights thereunder.

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16.           Under the existing laws of Alberta and the federal laws of Canada applicable in Alberta as of the date hereof (“Applicable Law”), and provided, at the date of Closing for the Notes and throughout the term of the Notes, that:

(a)           a particular holder does not use the debt owing to it under the Documents in, or hold such debt in the course of, carrying on business in Canada, and is not deemed to use such debt in connection with a business carried on in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and, where the holder carries on an insurance business in Canada and elsewhere, it establishes that the debt is neither “designated insurance property” (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)) nor effectively connected with the insurance business it carries on in Canada;

(b)           the particular holder deals at arm’s length with the Company for the purposes of the Tax Act; and

(c)           the particular holder is not resident in Canada and is not deemed to be resident in Canada for the purposes of the Tax Act;

then:

(d)           the Company is presently permitted to make all payments on the Notes to the particular holder of: (A) the principal amount of the Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) the Make-Whole Amounts, free and clear of and without deduction for or on account of any taxes, levies, assessments, duties, governmental charges and withholdings of any nature imposed, levied, assessed or collected under Applicable Law (collectively, “Taxes”); and

(e)           any such amounts referred to in paragraph (d) above which are owing or payable, or which become owing or payable, by the Company to the particular holder and which are paid by the Company to the particular holder are not the subject of any Taxes to the particular holder.

Qualifications

The opinions expressed herein are subject to the following qualifications:

(a)           the enforceability of the Documents and the rights and remedies set out therein or any judgment arising out of or in connection therewith may be limited by any applicable bankruptcy, reorganization, winding up, insolvency, arrangement, preference, moratorium or other laws and judicial decisions of general application affecting the enforcement of creditors’ rights from time to time in effect, and is subject to general principles of equity, whether considered in a proceeding in equity or at law (including the equitable or statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture), and in particular no opinion is expressed as to the availability

7

of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies in any particular instance;

(b)           provisions in the Documents providing for recovery of fees and expenses may be restricted by a court to a reasonable amount and counsel fees are subject to taxation;

(c)           the Currency Act (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment of such judgment;

(d)           Section 6 of the Judgment Interest Act (Alberta) may limit the rate of interest which a judgment debt bears, and Section 23.10(f) of the Note Agreement which purports to waive Section 6 of the Judgment Interest Act (Alberta) may not be enforceable;

(e)           the additional or increased rate of interest imposed upon the Company pursuant to Section 23.10(a) of the Note Agreement and on the Company by the first paragraph of each Note, and the Make-Whole Amounts payable by the Company pursuant to Section 8.7 of the Note Agreement, may not be enforceable if they are construed to be penalties;

(f)            determinations or calculations made by the holders in the exercise of a discretion purported to be given to them under or by any of the Documents may be unenforceable if made in an unreasonable or arbitrary fashion and may not be treated as conclusive notwithstanding contrary provisions in the Documents, and determinations or references based upon the practice of a certain Person or the publication or reporting of certain rates or yields may not be enforceable if the practice of such Person changes or the rates or yields are not ascertainable or are equivocal;

(g)           provisions in the Documents which purport to effect waivers of the benefits or protection of doctrines, principles or statutory provisions viewed by a Court as based on public policy and provisions which purport to exclude unwritten variations, amendments, waivers or consents may not be enforceable;

(h)           with regard to Section 23.4 (severability clause) and similar provisions of any of the other Documents, the question whether or not any provisions which may be invalid or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

(i)            failure to exercise a right of action under the Documents within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter;

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(j)            if the holders were to declare the principal of the Notes to be forthwith due and payable by reason of the occurrence of an Event of Default, the holders may be required to give the Company a reasonable time to raise monies to repay such indebtedness prior to taking any action to enforce their right to repayment or before exercising any of the rights and remedies expressed to be exercisable by the holders in any of the Documents as a result of the occurrence of such Event of Default;

(k)           with respect to the Listed Agreements, no opinion is expressed herein as to compliance with covenants containing financial ratios or tests contained therein;

(l)            with respect to paragraphs 11 and 12, no opinion is expressed as to whether any activities carried on by a particular holder prior to, or in connection with, the purchase by such holder of the Notes or the negotiation of the Documents would result in such holder being deemed or considered to have a permanent establishment or to be carrying on any business in Alberta; and

(m)          in respect of matters related to searches conducted by us, we have relied solely upon searches conducted at the public registries, which searches have been conducted, and reported on, by employees of such registries.

Reliance

This opinion relates exclusively to the transactions described above.  This opinion is rendered solely for the use of the addressees hereof and transferees in accordance with the provisions of the Note Agreement and may not be relied on by any other parties for any other purpose without our prior written consent.

Yours truly,

9

EXHIBIT 4.5(a)(ii)

[Form of Opinion of United States Counsel

to the Company]

(final form to be attached)

EXHIBIT 4.5(b)

[Form of Opinion of Special Canadian Counsel
to the Purchasers]

Our File Reference: 259824/HEM	Howard E. MacKichan Direct Phone: (403) 267-8388 E-mail: howard.mackichan@macleoddixon.com

May 29, 2008

The Purchasers of the Notes under the
Note Purchase Agreement referred to below

Dear Sirs:

Re:                               Penn West Petroleum Ltd. - Issue and Sale of 6.12% U.S. $152,500,000 Series E Senior Guaranteed Notes due May 29, 2016, 6.30% U.S. $278,000,000 Series F Senior Guaranteed Notes due May 29, 2018, 6.40% U.S. $49,500,000 Series G Senior Guaranteed Notes due May 29, 2020 and 6.16% Cdn. $30,000,000 Series H Senior Guaranteed Notes due May 29, 2018 (collectively, the “Notes”)

We have acted as legal counsel on behalf of the Purchasers in connection with the Note Purchase Agreement (the “Note Agreement”) dated as of May 29, 2008 among Penn West Petroleum Ltd. (the “Company”), Penn West Energy Trust (the “Trust”), Trocana Resources Inc. (“Trocana”), Penn West Petroleum (the “Partnership”), Petrofund Energy Trust (“PET”), Petrofund Ventures Trust (“PVT”), Canetic ABC Commercial Trust (“CCT”), Canetic ABC Limited Partnership (“Canetic LP”), Canetic Saskatchewan Trust (“CST”), Titan Canada Resources (“Titan Canada”), 990009 Alberta Inc. (“990009”), 1075264 Alberta Ltd. (“1075264”) and 1167639 Alberta Ltd. (“1167639”) , and the transactions among such parties with respect thereto.  This opinion is furnished to you pursuant to paragraph 4.5 of the Note Agreement.

The Company, the Trust, Trocana, the Partnership, PET, PVT, CCT, Canetic LP, CST, Titan Canada, 990009, 1075264 and 1167639 are herein collectively called the “Transaction Parties” and individually a “Transaction Party”.  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Note Agreement.

Documents Reviewed

                                              We have participated in the preparation of and have examined original or facsimile executed copies of:

1.                                     the Note Agreement;

2.                                     the Notes;

3.                                     the Guarantee of the Trust in favour of the holders dated May 29, 2008 (the “Trust Guarantee”);

4.                                     the Guarantee of Trocana, the Partnership, PET, PVT, CCT, Canetic LP, CST, Titan Canada, 990009, 1075264 and 1167639 in favour of the holders dated May 29, 2008 (the “Subsidiary Guarantee”); and

5.                                     the Subordination Agreement dated May 29, 2008 among the Transaction Parties and the holders (the “Subordination Agreement”);

(the above documents are collectively called the “Documents”).

In giving the opinions expressed herein, we have relied upon the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Transaction Parties, as to all matters contained in paragraphs 1 through 5 thereof, inclusive, paragraph 6 thereof (except as to the subject matter of paragraph 1 of our opinion herein), and paragraphs 7 through 10 thereof, inclusive, dated the date hereof and delivered to you in connection with the aforementioned transactions.  Such opinion is in form and scope satisfactory to us and we believe that you and we are justified in relying thereon.  However, we have made no independent investigation in respect of such opinion and have assumed its accuracy.

In addition to the foregoing, we have made such investigations and have considered such questions of law as we have considered necessary and appropriate as a basis for providing the opinions expressed herein.

Assumptions

In such examinations we have assumed:

(a)                                the authenticity of all documents submitted to us as originals and of the originals of all documents submitted to us as copies; and

(b)                               the conformity to originals of all documents submitted to us as copies.

Applicable Law

We express no opinion as to the laws of any jurisdiction other than the laws of Alberta and the federal laws of Canada applicable therein.

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Opinions

Based upon and subject to the foregoing and to the qualifications hereinafter expressed, we are of the opinion that:

1.                                     The Documents constitute legal, valid and binding obligations of each of the Transaction Parties that are a party thereto, enforceable against each in accordance with their respective terms.

2.                                     The holders of Notes will not be deemed or considered to have a permanent establishment in Alberta or to be carrying on any business in Alberta solely by reason of the execution, delivery and performance of the Documents or by holding the Notes or by the enforcement of their respective rights under the Documents.

3.                                     A holder of Notes will generally not be precluded from suing as plaintiff in an Alberta court for the enforcement of its rights under the Note Agreement and other Documents, against the Transaction Parties, and such access to Alberta courts is not subject to any conditions which are not of general application to residents of the Province of Alberta or a corporation incorporated in Alberta, except that (a) individuals or corporations that are not resident in the Province of Alberta may be required to post security for the cost of litigation initiated by them and (b) corporations that carry on or have carried on business in the Province of Alberta may be required to register as an extra provincial corporation.

4.                                     Under the existing laws of Alberta and the federal laws of Canada applicable in Alberta as of the date hereof (“Applicable Law”) and provided, in the case of Notes, that at the time a Payment (as defined below) is made:

(a)                                a particular holder of Notes does not use the debt owing to it under the Documents in, or hold such debt in the course of, carrying on business in Canada, and is not deemed to use such debt in connection with a business carried on in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and, where the holder carries on an insurance business in Canada and elsewhere, it establishes that such debt is neither “designated insurance property” (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)) nor effectively connected with the insurance business it carries on in Canada; and

(b)                               the holder deals at arm’s length with the Company for the purposes of the Tax Act;

then:

(i)                                   the Company is presently permitted to make all payments to such holder of (A) the principal amount of the Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) any Make-Whole Amounts in connection therewith (collectively, “Payments”), free and clear of and without deduction for or on account of any taxes, levies, assessments, duties, governmental charges and withholdings of any nature imposed,

3

levied, assessed or collected under Applicable Law (collectively, “Taxes”); and

(ii)                                any such Payments which are owing or payable, or which become owing or payable, by the Company to the holder and which are paid by the Company to the holder are not the subject of any Taxes to the holder.

5.                                       The issuance and sale of the Notes by the Company is exempt from the registration and prospectus requirements of the Securities Act (Alberta) and the rules thereunder.

Qualifications

The opinions expressed herein are subject to the following qualifications:

(a)                                the validity or enforceability of the Documents and the rights and remedies set out therein or any judgment arising out of or in connection therewith: (i) may be limited by any applicable bankruptcy, reorganization, winding-up, insolvency, arrangement, preference, moratorium or other similar laws and judicial decisions of general application affecting the enforcement of creditors’ rights from time to time in effect, and (ii) are subject to general principles of equity, whether considered in a proceeding in equity or at law (including the equitable or statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture); and in particular no opinion is expressed as to the availability of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies in any particular instance;

(b)                               no opinion is expressed as to the enforceability of any provisions in any Document which: (i) provide that modifications, amendments or waivers that are not in writing will not be effective, (ii) provide for reaching agreement at a later date, (iii) purport to bind or affect, or confer a benefit upon, persons who are not parties to that Document (whether as a signatory or by or through an agent), (iv) purport to establish evidentiary standards, such as provisions stating that certain determinations, calculations or certificates will be conclusive or binding, (v) provide for indemnification or contribution of a Person to the extent that the indemnification or the reimbursement sought relates to a failure of such Person to comply with its obligations in respect of which indemnification or contribution is sought, or (vi) purport to prevent the exercise of a right of set-off or a defence by counterclaim;

(c)                                the enforcement of the Documents or any judgment arising out of or in connection therewith may be limited:

(i)                                   by limitations upon the right of a party to the Documents to enforce the Documents on the basis of a default of a minor or non-substantive nature;

4

(ii)                                by the discretion which a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so, or if it is not the proper forum to hear such action; and

(iii)                             by limitations which may be imposed by law on the effectiveness of terms exculpating a party from a liability;

(d)                               without limiting the generality of the other qualifications set forth herein, the holders of Notes from time to time may be required to exercise or discharge, in good faith and in a commercially reasonable manner, all rights, duties and obligations arising under the Documents;

(e)                                the Currency Act (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment of such judgment;

(f)                                  provisions in the Documents providing for recovery of fees and expenses may be restricted by a court to a reasonable amount and counsel fees are subject to taxation;

(g)                               Section 6 of the Judgment Interest Act (Alberta) governs the rate of interest which a judgment debt created by an order or judgment of an Alberta court bears, and we express no opinion as to the enforceability of paragraph 23.10(f) of the Note Agreement which purports to waive such section;

(h)                               the additional or increased rate of interest imposed upon the Company following a default under the Notes, and any Make-Whole Amounts payable by the Company pursuant to paragraph 8.7 of the Note Agreement, may be irrecoverable if it is determined to constitute a penalty, but such finding would not of itself prejudice the legality of any other provision of the Documents;

(i)                                   determinations or demands made by a holder of Notes or any other Person in the exercise of a discretion purported to be given to it under or by any of the Documents may be unenforceable if made in an unreasonable or arbitrary fashion, and determinations or references based upon the publication or reporting of certain rates or yields may not be enforceable if the rates or yields are not ascertainable or are equivocal;

(j)                                   provisions in the Documents which purport to restrict access to, or effect waivers of, the benefits or protection of doctrines, principles or statutory provisions viewed by a court as based on public policy, may not be enforceable;

(k)                                with regard to paragraph 23.4 of the Note Agreement and equivalent provisions in any of the other Documents (severability clauses), the question whether or not any provisions of the Documents which may be invalid, illegal or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

5

(l)                                   failure to exercise a right of action under the Documents within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter; and

(m)                             if any holder of a Note was to declare the principal of the Note to be forthwith due and payable by reason of the occurrence of an Event of Default, such holder may be required to demand payment of such indebtedness and to give the Company a reasonable time to raise monies to repay such indebtedness prior to taking any action to enforce its right to repayment or before exercising any of the rights and remedies expressed to be exercisable by the holder in any of the Documents as a result of the occurrence of such Event of Default.

Reliance

This opinion relates exclusively to the transactions described above.  This opinion is rendered solely for the use of the addressee hereof and permitted transferees in accordance with the provisions of the Note Agreement and may not be relied on by any other parties for any other purpose without our prior written consent.

Yours truly,

Macleod Dixon LLP

By:

6

EXHIBIT 9.9

[FORM OF NOTICE OF DESIGNATION]

TO:                                                                           The holders of 6.12% U.S. $152,500,000 Series E Senior Guaranteed Notes due May 29, 2016, 6.30% U.S. $278,000,000 Series F Senior Guaranteed Notes due May 29, 2018, 6.40% U.S. $49,500,000 Series G Senior Guaranteed Notes due May 29, 2020 and 6.16% Cdn. $30,000,000 Series H Senior Guaranteed Notes due May 29, 2018 of Penn West Petroleum Ltd. (collectively, the “Notes”)

RE:                                                                             Note Purchase Agreement dated as of May 29, 2008 (the “Note Purchase Agreement”)

1.             Capitalized terms in this Certificate shall have the meanings set out in the Note Purchase Agreement.

2.             [Pursuant to Section 9.9 of the Note Purchase Agreement, the Company hereby designates [Name of Subsidiary] (currently an Unrestricted Subsidiary) as a Restricted Subsidiary under and for the purposes of the Note Purchase Agreement and the other Financing Agreements.]

-or-

 [Pursuant to Section 9.9 of the Note Purchase Agreement, the Company hereby designates [Name of Subsidiary] (currently a Restricted Subsidiary) as a Non-Restricted Subsidiary under and for the purposes of the Note Purchase Agreement and the other Financing Agreements.]

3.             No Default or Event of Default (including as determined by a Current Financial Covenant Testing) will exist immediately following such designation.

4.             The Company is entitled pursuant to the terms of the Note Purchase Agreement to make the designation in this Certificate.  In particular, [Name of Subsidiary] has not previously been the subject of any designation under Section 9.9 of the Note Purchase Agreement [except -provide relevant details].

5.             The Restricted Subsidiaries and Unrestricted Subsidiaries under and for the purposes of the Note Purchase Agreement and the Financing Agreements as of the date hereof are as set forth in Exhibit A to this Certificate.

DATED this            day of                                       .

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

By:
Name:
Title:

2

Exhibit A to Notice of Designation

Restricted and Unrestricted Subsidiaries

Effective Date: •, 20•

Restricted Subsidiaries

[•]

Unrestricted Subsidiaries

[•]

3

SCHEDULE 5.3

Additional Disclosure Materials

1.     US Private Placement Investor Presentation dated April 2008.

2.     Annual Reports as posted on the IntraLinks website.

4

SCHEDULE 5.4

Subsidiaries of the Trust and Ownership of Subsidiaries

A.            Trust Subsidiaries (Section 5.4(a)(i))

Name	Jurisdiction of Formation	Designation	Ownership
Penn West Petroleum Ltd.	Alberta	n/a	100% owned by the Trust
Trocana Resources Inc.	Alberta	Restricted	100% owned by the Company
Penn West Petroleum	Alberta	Restricted	100% of the general partner interests owned by the Company, TroCana, 990009, 1167639 and CST
Petrofund Ventures Trust	Alberta	Restricted	100% owned by the Trust
Petrofund Energy Trust	Alberta	Restricted	100% owned by the Trust
Minnehik Buck Lake Operating Company Ltd.	Alberta	Restricted	100% owned by the Company
1295739 Alberta Ltd.	Alberta	Restricted	100% owned by the Company
Premier Resources, Ltd.	Delaware	Restricted	100% owned by the Company
Ltd. Petroleum, Ltd.	Delaware	Restricted	100% owned by Premier Resources, Ltd.
Penn West Petroleum Inc.	Delaware	Restricted	100% owned by the Company
1329813 Alberta Ltd.	Alberta	Restricted	100% owned by the Company

Name	Jurisdiction of Formation	Designation	Ownership
Canetic Resources Trust	Alberta	Restricted	100% owned by the Trust
APF Energy Trust	Alberta	Restricted	100% owned by the Trust
Starpoint Commercial Trust	Alberta	Restricted	100% owned by the Trust
Acclaim Commercial Trust	Alberta	Restricted	100% owned by the Trust
Acclaim Energy Trust	Alberta	Restricted	100% owned by the Trust
Vault Energy Trust	Alberta	Restricted	100% owned by the Trust
1290775 Alberta ULC	Alberta	Restricted	100% owned by the Trust
990009 Alberta Inc.	Alberta	Restricted	100% owned by the Trust
Canetic Saskatchewan Trust	Alberta	Restricted	100% owned by the Trust
Canetic ABC Holdings Ltd.	Alberta	Restricted	100% owned by the Trust
Canetic ABC Commercial Trust	Alberta	Restricted	100% owned by the Trust
Canetic ABC Acquisitionco Ltd.	Alberta	Restricted	100% owned by Canetic ABC Holdings Ltd.
1262814 Alberta ULC	Alberta	Restricted	100% owned by Canetic ABC Acquisitionco Ltd.
Canetic ABC Limited Partnership	Alberta	Restricted	0.01% general partner interest owned by the Company 99.99% limited partner interest owned by CCT
Canetic Licensing Inc.	Alberta	Restricted	100% owned by the Company

2

Name	Jurisdiction of Formation	Designation	Ownership
1167639 Alberta Ltd.	Alberta	Restricted	100% owned by the Company
960347 Alberta Ltd.	Alberta	Restricted	100% owned by the Company
Tika Energy Inc.	Wyoming	Restricted	100% owned by the Company
Upton Resources Inc. (USA)	Montana	Restricted	100% owned by the Company
Canetic Resource Partnership	Alberta	Restricted	100% of the general partner interests owned by the Company and 960347
Chase Exploration Program No. 3	Alberta	Non-Restricted	General partnership interest’s owned by the Company and certain third parties
Chase Exploration Program 1979	Alberta	Non-Restricted	General partnership interests owned by the Company and certain third parties
Titan Canada Resources	Alberta	Restricted	100% of the general partner interests owned by the Company and 1075264
1075264 Alberta Ltd.	Alberta	Restricted	100% owned by the Company
977291 Alberta Ltd.	Alberta	Restricted	100% owned by the Company
APF Energy (USA) Inc.	Delaware	Restricted	100% owned by the Company

B.            Affiliates of the Trust, Other than Subsidiaries (Section 5.4(a)(ii))

None

C.            Amalgamations, Mergers or Consolidations since March 31, 2008 (Section 4.10)

None.

3

D.            Agreements Restricting the Payment of Dividends or Distributions out of Profits              (Section 5.4(d))

The Bank Facility and the Note Agreement (2007) each contain a limitation on Distributions equivalent to that in Section 10.10 of this Agreement.

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SCHEDULE 5.5

Financial Statements

1)            Audited consolidated financial statements of the Trust for the fiscal years ended December 31, 2006 and December 31, 2007 and of Penn West Petroleum Ltd. for the years ended December 31, 2001, December 31, 2002, December 31, 2003 and December 31, 2004.

2)             The unaudited consolidated financial statements of the Trust for the three months ended March 31, 2008.

5

SCHEDULE 5.15

Existing Indebtedness and Liens

A.  Existing Indebtedness and Liens (Sections 5.15(a))

Obligor	Obligee	Principal Amount	Collateral	Guarantors
The Company	A syndicate of Banks with Canadian Imperial Bank of Commerce as Agent	Up to Cdn. $4,000,000,000 Actual as at May 26, 2008 Cdn. $3,306,936,000	None	The Trust Trocana The Partnership PVT PET CCT Canetic LP CST Titan Canada 990009 1075264
The Company	A group of noteholders under the Note Agreement (2007)	U.S. $475,000,000	None	The Trust Trocana The Partnership PVT PET CCT Canetic LP CST Titan Canada 990009 1075264
The Company	Various Letters of Credit issued by Alberta Treasury Branches	Under $100,000 in aggregate	Cash Collateralized	None
The Company	The holders of the Vault Convertible Debentures	Cdn $74,881,000	None	None

6

B.  Agreements to Provide Liens (Section 5.15(b))

None

C.  Agreements Restricting the Incurrence of Indebtedness (Section 5.15(c))

1.  The Bank Facility

2.  The Note Agreement (2007)

7